    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 10, 2000



                                                      REGISTRATION NO. 333-42508

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 SKYWEST, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       UTAH                                             87-0292166
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)

                            ------------------------

                                BRADFORD R. RICH
                           EXECUTIVE VICE PRESIDENT,
                     CHIEF FINANCIAL OFFICER AND TREASURER
                                 SKYWEST, INC.
                              444 SOUTH RIVER ROAD
                             ST. GEORGE, UTAH 84790
                                 (435) 634-3000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               BRIAN G. LLOYD, ESQ.                              JOHN J. KELLEY III, ESQ.
               BRYAN T. ALLEN, ESQ.                                   KING & SPALDING
        PARR WADDOUPS BROWN GEE & LOVELESS                         191 PEACHTREE STREET
        185 SOUTH STATE STREET, SUITE 1300                      ATLANTA, GEORGIA 30303-1763
            SALT LAKE CITY, UTAH 84111                                (404) 572-4600
                  (801) 532-7840

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of this Registration Statement as determined by market conditions.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM        PROPOSED MAXIMUM
     TITLE OF EACH CLASS             AMOUNT TO BE         OFFERING PRICE PER      AGGREGATE OFFERING          AMOUNT OF
OF SECURITIES TO BE REGISTERED      REGISTERED(1)              SHARE(2)                PRICE(2)          REGISTRATION FEE(3)
------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value....        3,031,515                 $46.06               $139,639,160              $38,820
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------



(1) Includes 395,415 shares which the Underwriters have the option to purchase solely to cover over-allotments, if any.


(2) Estimated pursuant to Rule 457 for the purpose of calculating the registration fee.


(3) $39,371 has been paid previously.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 10, 2000


PROSPECTUS


                                2,636,100 SHARES


                                  SKYWEST LOGO


                                  COMMON STOCK


                            ------------------------


     We are offering 2,500,000 shares of common stock of SkyWest, Inc. and the selling stockholders are offering 136,100 shares of common stock. We will not receive any proceeds from the sale of common stock by the selling stockholders.



     Our common stock is quoted on the Nasdaq National Market under the symbol "SKYW." On August 9, 2000, the closing price of our common stock, as reported by the Nasdaq National Market, was $46.94 per share.



YOU SHOULD CONSIDER THE RISKS WHICH WE HAVE DESCRIBED IN "RISK FACTORS" ON PAGE 5 BEFORE DECIDING WHETHER TO INVEST IN SHARES OF OUR COMMON STOCK.

                            ------------------------


                                                              PER SHARE   TOTAL
                                                              ---------   -----
Public offering price.......................................    $         $
Underwriting discount and commission........................
Proceeds, before expenses, to us............................
Proceeds to the selling stockholders........................


                            ------------------------


     We have granted the underwriters a 30-day option to purchase up to 395,415 additional shares of common stock solely to cover over-allotments, if any. If such option is exercised in full, the total public offering price will be
$          , the total underwriting discount will be $          , and the total
proceeds to us will be $          .



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



Raymond James & Associates, Inc., on behalf of the underwriters, expects to
deliver the shares to purchasers on or before             , 2000.

                            ------------------------

                        RAYMOND JAMES & ASSOCIATES, INC.

               The date of this prospectus is             , 2000

                        [MAP DISPLAYING SKYWEST ROUTES]



     SkyWest's fleet consists of the 30-passenger Embraer EMB-120 Brasilia turboprop aircraft and the 50-passenger Canadair Regional Jet. Both equipment types offer in-flight amenities such as snack and beverage service, lavatory and overhead storage. SkyWest Airlines is a regional carrier with a fleet of 104 aircraft and 3,593 employees.


     We operate as United Express(R) in Los Angeles, San Francisco, Seattle/Tacoma and Portland and as The Delta Connection(R) in Salt Lake City under code-sharing agreements with United Airlines and Delta Air Lines. We provide scheduled air service to 63 cities in 13 western states and Canada. United(R) and United Express(R) are trademarks of United Airlines, Inc. Delta(R), Delta Connection(R) and The Delta Connection(R) are trademarks of Delta Air Lines, Inc. All other trademarks and service marks appearing in this prospectus are the property of their respective holders.

                            ------------------------

     IN CONNECTION WITH AN UNDERWRITTEN OFFERING, THE SEC RULES PERMIT THE UNDERWRITERS TO ENGAGE IN TRANSACTIONS THAT STABILIZE THE PRICE OF OUR COMMON STOCK. THESE TRANSACTIONS MAY INCLUDE PURCHASES FOR THE PURPOSE OF FIXING OR MAINTAINING THE PRICE OF THE COMMON STOCK AT A LEVEL THAT IS HIGHER THAN THE MARKET WOULD DICTATE IN THE ABSENCE OF SUCH TRANSACTIONS.

                               PROSPECTUS SUMMARY


     This summary does not contain all of the information that you should consider before investing in our common stock. You should read this summary, together with the entire prospectus, including Risk Factors, for important information regarding our company and the common stock being sold in this offering. Unless otherwise indicated, "we," "us," "our" and similar terms refer to SkyWest, Inc. and our subsidiaries, and "SkyWest" refers to SkyWest Airlines, Inc., our principal operating subsidiary.


                                 SKYWEST, INC.


     We operate SkyWest Airlines, a regional airline offering scheduled passenger service with approximately 1,000 daily departures to 63 cities in 13 western states and Canada. All of our flights are operated as either United Express or The Delta Connection under code-sharing arrangements with United Airlines or Delta Air Lines. For the three months ended March 31, 2000, SkyWest was the largest regional airline at the San Francisco International Airport (100% of regional airline passengers), Salt Lake City International Airport (99% of regional airline passengers) and Los Angeles International Airport (65% of regional airline passengers). SkyWest offers a convenient schedule and frequent flights designed to encourage connecting and local traffic. For 17 of the 63 airports that SkyWest serves, it is the only scheduled commercial air service.



     SkyWest has been a code-sharing partner with United since 1997 and with Delta since 1987. SkyWest's development of code-sharing relationships with multiple major airlines enables us to reduce our reliance on a single major airline partner and increase the stability of our operating results. For the year ended March 31, 2000, 64% of SkyWest's operating revenues was derived from United code-share service and 36% was derived from Delta code-share service. Approximately 76% of SkyWest's current flights are structured as contract flights. On contract flights, United or Delta controls scheduling, ticketing, pricing and seat inventories, and SkyWest is compensated with a fixed fee for each flight completed and an amount per passenger, and is eligible for additional compensation if certain service quality levels are achieved. Also, United and Delta, under contractual arrangements, have agreed to reimburse SkyWest for the actual cost of fuel on all of SkyWest's contract flights. On SkyWest-controlled flights, SkyWest controls scheduling, ticketing, pricing and seat inventories, and shares revenues with United or Delta according to prorate formulas for those SkyWest passengers connecting to a United- or Delta-operated flight.


     The following are the principal elements of our business strategy:


     - Focus on Markets in the Western United States. We believe the market for air travel in the western United States offers attractive opportunities for long-term profitable growth for SkyWest. Generally, western air corridors are less congested than comparable routes in the eastern United States; longer stage lengths make air travel more attractive than alternate forms of travel; many western cities are experiencing significant population and economic growth; and mild year-round weather is common in many of the markets in which SkyWest operates.



     - Build Upon Relationships with Code-Sharing Partners. United is the world's largest airline, and Delta is the world's fourth-largest airline. SkyWest's significant recent growth in traffic and profitability are partially attributable to the success of its code-share relationships with United and Delta. At the same time, multiple code-sharing agreements reduce SkyWest's reliance on a single major airline.



     - Provide Excellent Customer Service. We strive for excellent customer service in every aspect of our operations. For the year ended March 31, 2000, our on-time performance ratio was 93.5% and our flight completion ratio was 98.6%. All aircraft in our fleet offer "cabin class" service, including a stand-up cabin, overhead and underseat storage, lavatories, and in-flight snack and beverage service.

     - Operate Limited Types of Aircraft. We operate two types of aircraft, Embraer EMB-120 Brasilia turboprop aircraft ("Brasilia Turboprops") and Canadair Regional Jets. By simplifying our fleet, we believe we gain efficiencies in training, maintenance and flight operations.



     - Emphasize Contract Flying. We believe our emphasis on fixed-fee contract flying has reduced our exposure to fluctuations in fuel prices, fare competition and passenger volumes. In the future, we anticipate that our contract flying operations as a percentage of our total daily flights will increase as additional United and Delta contract flights are added to the SkyWest system.



     - Foster Our Employees' Best Efforts. With our anticipated growth in capacity, it is important that we encourage the best efforts of our employees and minimize turnover in all positions. We have a number of special employee compensation programs that we believe differentiate SkyWest as an attractive place to work and build a career. We have never had a work stoppage, and none of our employees are represented by a union.



     SkyWest's aircraft fleet consists of ninety-two 30-seat Brasilia Turboprops, which, as of June 30, 2000, had an average age of 5.7 years, and twelve 50-seat Canadair Regional Jets, which, as of June 30, 2000, had an average age of 5.0 years. In order to accommodate our expanding operations, we have placed a firm order to acquire an additional 54 Canadair Regional Jets over the next four years and a conditional order to acquire an additional 40 Canadair Regional Jets. If we acquire all such 94 aircraft, we will also be eligible to exercise options to acquire an additional 155 Canadair Regional Jets, 95 of which have been assigned scheduled delivery dates through 2005, and the balance of which have unspecified delivery dates.


     Our executive offices are located at 444 South River Road, St. George, Utah 84790. Our telephone number at that location is (435) 634-3000 and our web site address is www.skywest.com. The information on our web site is not part of this prospectus.

                              GROWTH OPPORTUNITIES


     During the five fiscal years ended March 31, 2000, our total operating revenues expanded at an annual growth rate of 20.8%, and we increased the number of daily flights from approximately 550 in 1995 to approximately 1,000 in 2000. All of our growth during the five-year period was internally generated. We have not made any material business acquisitions. We believe that we are well-positioned for continued growth for several reasons, including the following:



     - 54 New Canadair Regional Jets Under Contract. We have placed firm orders for 54 additional Canadair Regional Jets to be delivered between September 2000 and October 2003. We have contracts with Delta covering our operation of 34 of such Canadair Regional Jets on a fixed-fee basis, and we have contracts with United covering our operation of an additional ten of such Canadair Regional Jets on a fixed-fee basis. The assignment of the remaining ten Canadair Regional Jets that are under firm orders will be determined upon United's completion of pending labor negotiations with its pilots and modification of contractual limitations on the number of regional jets that may be operated by United code-sharing partners.



     - 40 Additional Canadair Regional Jets Under a Conditional Order and Additional Opportunities for Placement. We have placed a conditional order (which currently expires in January 2001) to acquire an additional 40 Canadair Regional Jets with delivery dates scheduled between March 2002 and December 2004. Although we do not have agreements with United or Delta with respect to the placement of such Canadair Regional Jets, we believe that there are numerous opportunities for expansion of our relationship with both carriers. These opportunities include:



      - West Coast for United. United does not currently operate any regional jets from the Los Angeles, San Francisco, Seattle/Tacoma or Portland markets. We expect United to deploy most of the 20 Canadair Regional Jets we have designated for United service, and possibly additional Canadair Regional Jets, to medium and longer-distance, low-volume markets from such airports.

      - Denver for United. We do not currently operate out of Denver International Airport, but were recently selected by United to commence Denver operations in October 2000 with two Canadair Regional Jets. In May 2000, United announced that it will build a new $100 million regional aircraft terminal in Denver. Construction of the facility is scheduled to begin in 2001, and the terminal is expected to feature up to 36 regional aircraft gates. We believe that United's Denver hub could support up to 100 regional jets over the next several years. Because SkyWest is the only United Express carrier located west of Denver, we believe SkyWest is well-positioned to operate as United Express flying westward out of Denver.



      - Intermountain Flights for Delta. During 1999, Delta replaced its service to six markets with our Canadair Regional Jets as part of its rationalization process at Salt Lake City. Delta's rationalization process involves increasing the number of longer-haul east/west Delta flights into Salt Lake City and the transitioning of its regional flights to SkyWest. With its smaller aircraft, SkyWest can often substitute several flights for each Delta flight, providing increased frequency of service at a lower overall cost. As such rationalization continues, we believe that Delta could substitute our Canadair Regional Jets for many of its flights between Salt Lake City and other cities. Delta currently has no system-wide limitations on the number of regional jets operated by its code-sharing partners.


                                  THE OFFERING


     The following information, which is based on 24,836,404 shares outstanding as of August 9, 2000, assumes that the underwriters do not exercise their over-allotment option to purchase 395,415 additional shares. Please see "Underwriting" for more information concerning this option.


Common stock offered by SkyWest, Inc. ........   2,500,000 shares


Common stock offered by the selling
stockholders..................................   136,100 shares



Common stock outstanding after the
offering(1)...................................   27,336,404 shares


Use of proceeds...............................   For expansion of our
                                                 operations, including the
                                                 acquisition of additional
                                                 aircraft and related spare
                                                 parts and support equipment,
                                                 and for general corporate
                                                 purposes. We will not receive
                                                 any of the proceeds from the
                                                 sale of shares of common stock
                                                 by the selling stockholders.
                                                 See "Use of Proceeds" for more
                                                 information concerning our
                                                 proposed use of proceeds.


Nasdaq National Market symbol.................   "SKYW"

---------------

(1) Excludes 1,569,816 shares issuable upon exercise of outstanding stock options as of August 9, 2000.


                                  RISK FACTORS


     See "Risk Factors" beginning on page 5 for a discussion of certain factors that should be considered by prospective purchasers of our common stock.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA




                                                                                                          THREE MONTHS ENDED
                                                        FISCAL YEAR ENDED MARCH 31,                            JUNE 30,
                                       --------------------------------------------------------------   -----------------------
                                          1996         1997         1998         1999         2000         1999         2000
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF INCOME
  DATA(1):
  Operating revenues.................  $  212,483   $  245,766   $  266,135   $  388,626   $  474,778   $  111,562   $  130,387
  Operating income...................       5,636       16,025       32,819       64,305       86,680       20,476       25,174
  Net income.........................       4,366       10,111       21,944       41,835       57,104       13,581       16,547
  Net income per common share:
    Basic............................  $     0.21   $     0.50   $     1.06   $     1.73   $     2.32   $     0.55   $     0.67
    Diluted..........................  $     0.21   $     0.50   $     1.04   $     1.69   $     2.29   $     0.55   $     0.65
  Dividends declared per common
    share............................  $     0.13   $     0.12   $     0.10   $     0.12   $     0.13   $     0.03   $     0.04
OTHER FINANCIAL DATA:
  EBITDA(2)..........................  $   24,827   $   38,388   $   57,360   $   95,747   $  125,126   $   29,408   $   35,767
  EBITDAR(2).........................      53,094       70,378       91,061      143,721      179,399       42,629       49,691
  Cash flows from (used by):
    Operating activities.............      26,864       31,971       48,407       78,006       86,499       18,401       40,546
    Investing activities.............     (50,090)     (11,627)     (15,224)    (181,480)    (105,328)     (41,741)     (43,068)
    Financing activities.............      20,339       (7,087)      68,803       15,939       (8,864)      (2,894)      12,729
AIRLINE OPERATING DATA(3):
  Passengers carried.................   2,340,366    2,656,602    2,989,062    4,900,921    5,503,290    1,365,706    1,401,113
  Revenue passenger miles (000s).....     617,136      717,322      745,386    1,015,872    1,196,680      290,590      319,830
  Available seat miles (000s)........   1,254,334    1,413,170    1,463,975    1,844,123    2,165,380      525,104      565,409
  Passenger load factor..............        49.2%        50.8%        50.9%        55.1%        55.3%        55.3%        56.6%
  Breakeven load factor..............        48.4%        47.9%        45.0%        46.3%        45.5%        45.4%        45.9%
  Yield per revenue passenger mile...        33.2c        33.3c        34.8c        37.5c        39.0c        37.8c        40.1c
  Revenue per available seat mile....        16.9c        17.3c        18.1c        21.0c        21.8c        21.1c        23.0c
  Cost per available seat mile.......        16.6c        16.3c        16.0c        17.6c        18.0c        17.4c        18.6c
  Average passenger trip length
    (miles)..........................         264          270          249          207          217          213          228
  Number of aircraft (end of period):
    Canadair Regional Jet............          10           10           10           11           11           11           12
    Embraer Brasilia Turboprop.......          35           50           50           88           92           89           92
    Fairchild Metroliner III.........          18           --           --           --           --           --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total aircraft.................          63           60           60           99          103          100          104
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========



                                                                 AS OF JUNE 30, 2000
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(4)
                                                              --------    --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and marketable securities............................  $189,675       $300,777
  Working capital...........................................   160,692        271,794
  Property and equipment, net...............................   260,734        260,734
  Total assets..............................................   515,260        626,362
  Long-term debt, including current maturities(5)...........    74,043         74,043
  Stockholders' equity......................................   328,324        439,426


---------------

(1) Reflects the reclassification of consolidated statements of income data to reflect the operations of Scenic Airlines, Inc., a subsidiary we sold in 1999 which provided sight-seeing tours of the Grand Canyon area, as discontinued operations.



(2) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDAR represents earnings before interest expense, income taxes, depreciation, amortization and rental expense. EBITDA and EBITDAR are widely accepted financial indicators of a company's ability to incur and service debt. Neither EBITDA nor EBITDAR should, however, be considered in isolation, as a substitute for net income or cash flow prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. For the fiscal year ended March 31, 1996, EBITDA and EBITDAR data have not been reduced to reflect $6.2 million of fleet restructuring and transition expenses.



(3) Excludes the operations of Scenic Airlines, Inc., a subsidiary we sold in 1999, and National Parks Transportation, Inc., a subsidiary we sold on July 21, 2000, which operates a rental car business serving small regional airports.



(4) Adjusted to reflect the sale of 2,500,000 shares we are offering hereby at an assumed price of $46.94 per share and the application of the estimated net proceeds therefrom.



(5) At June 30, 2000, 82 of the aircraft operated by SkyWest were financed through operating leases. In addition to our indebtedness, we had $554.2 million of mandatory future payments under operating leases, primarily for aircraft and ground facilities. At an 8% discount factor, the present value of these obligations would be equal to approximately $365.5 million at June 30, 2000.

                                  RISK FACTORS

     Before you invest in the common stock offered with this prospectus, you should be aware that such investment involves a high degree of risk, including those risks described below. You should consider carefully these risk factors, together with all of the other information included in this prospectus, before you decide to purchase any shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently do not deem material may also impair our business operations. If any of the risks we describe below occur, or if any unforeseen risk develops, our operating results may suffer, our financial condition may deteriorate, the trading price of our common stock may decline and you may lose all or part of your investment.


     This prospectus contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "likely," "believe," "intend," "expect," "hope" or similar words. These statements discuss future expectations, contain projections regarding future developments, operations or financial conditions, or state other forward-looking information. When considering such forward-looking statements, you should keep in mind the risks noted in this "Risk Factors" section and other cautionary statements throughout this prospectus, any prospectus supplement, and our periodic filings with the SEC that are incorporated by reference. You should also keep in mind that all forward-looking statements are based on our existing beliefs about present and future events outside of our control and on assumptions that may prove to be incorrect. If one or more risks identified in this prospectus, a prospectus supplement, or any applicable filings materializes, or any other underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or intended.


RISKS RELATED TO OUR OPERATIONS

     WE ARE DEPENDENT ON OUR CODE-SHARING RELATIONSHIPS WITH UNITED AND DELTA.


     Termination of Relationship. We depend on relationships created by code-sharing agreements with United and Delta for a substantial portion of our business. Our code-sharing agreement with United terminates on May 31, 2008. Nevertheless, the United code-sharing agreement is subject to termination by United upon 180 days' prior notice for any or no reason. The term of the Delta code-sharing agreement continues until June 20, 2010, but is subject to termination in various circumstances including 180 days' notice by either party for any or no reason. Any material modification to, or termination of, our code-sharing agreements with United or Delta could have a material adverse effect on our operations and the price of our common stock. Delta Air Lines has adopted a policy of orderly monetization of minority ownership positions it holds in various companies. Consistent with this policy, Delta has already sold all or portions of its stakes in at least three other travel-related businesses. Delta has advised us that it may in the future consider the sale of all or a portion of its 3,107,798 shares of common stock in our company. Delta's stockholdings in our company may serve as a disincentive for Delta to terminate its code-sharing relationship with SkyWest or take other actions adverse to SkyWest. If Delta significantly reduces or completely liquidates its stock ownership in our company, Delta may be more likely to take actions, including terminating the code-sharing agreement, which would have an adverse effect on our share price.


     Direct Operation of Regional Jets by Majors. Our code-sharing relationships depend on major airlines like United and Delta electing to contract with us instead of purchasing and operating their own regional jets. However, these major airlines possess the resources to acquire and operate their own regional jets instead of entering into contracts with us. For example, American Airlines has acquired many regional jets. We have no guarantee that in the future our code-sharing partners will choose to enter into contracts with us instead of purchasing their own regional jets or entering into relationships with competing regional airlines. They are not prohibited from doing so under our code-sharing agreements. A decision by United or Delta to phase out contract-based code-sharing relationships and instead acquire and operate their own regional jets would have a material adverse effect on our business.

     Passenger Volume and Strength of Code-Sharing Partners. We are directly affected by the financial and operational strength of our code-sharing partners. If United and/or Delta were to experience a sustained downturn in passenger volume or significantly reduce its ticket prices, our revenues would be negatively affected. In addition, in the event of a decrease in the financial or operational strength of one or both of our code-sharing partners, the respective code-sharing partner may terminate its relationship with us with respect to some or all of the flights we fly under its code. Any such event would have an adverse effect on our operations and the price of our common stock.

     OUR BUSINESS SUCCESS DEPENDS ON OUR PERFORMANCE IN A FEW HUB CITIES AND ROUTES.


     Our financial success is directly tied to the amount of air traffic flowing through Los Angeles (34% of our flights), Salt Lake City (25% of our flights) and San Francisco (21% of our flights). Any decrease in demand for regional flights in any of these cities, any natural disaster significantly affecting air travel to or from one of these cities or any political decision (such as the imposition of regulations or taxes adverse to regional airlines) in any of these cities may have a material adverse effect on our business operations and the price of our common stock. There can be no assurance that we will maintain our current market share in these cities, that the demand for air travel in these cities will not diminish or that governing laws and regulations in these cities will be favorable to us.


     WE FLY AND DEPEND UPON A LIMITED NUMBER OF AIRCRAFT TYPES.

     Our fleet consists of 92 Brasilia Turboprops and 12 Canadair Regional Jets. During the fiscal year ended March 31, 2000, 71% of our available seat miles (calculated by multiplying passenger seats available by miles flown) were generated by Brasilia Turboprops and 29% were generated by Canadair Regional Jets. Our operations could be materially adversely affected by, among other factors:


     - the failure or inability of Embraer-Empresa Brasileira de Aeronautica S.A. (the manufacturer of the Brasilia Turboprops) or Bombardier, Inc. (the manufacturer of the Canadair Regional Jets) to provide sufficient aircraft, parts or related support services on a timely basis,


     - the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft,

     - the issuance of FAA directives restricting or prohibiting the use of Brasilia Turboprops or Canadair Regional Jets, or

     - the adverse public perception of an aircraft type as a result of an accident or other adverse publicity.


     The risks associated with operating a limited number of aircraft types will increase since we have decided to exclusively acquire Canadair Regional Jets in our next 94 planned aircraft acquisitions.


     NEGATIVE PERCEPTION OF SMALLER AIRCRAFT MAY ADVERSELY AFFECT OUR OPERATIONS AND BUSINESS.

     Many air travelers may perceive smaller, regional aircraft, like our Brasilia Turboprops and Canadair Regional Jets, as unsafe, unstable or uncomfortable in comparison to the larger aircraft primarily used by major airline companies. The public's refusal to fly in the types of aircraft that we operate could cause us to lose our code-sharing agreements and could adversely affect our operations and the price of our common stock.

     THE LIMITED SIZE OF OUR FLEET MAY BE A DISADVANTAGE.

     We have substantially fewer aircraft and operate on substantially fewer routes than many of our current or potential competitors. Our ability to compete effectively with larger carriers may be materially and adversely affected by our size. If aircraft were removed from scheduled service for repairs or other reasons (other than for routine maintenance), any resulting interruption in service could materially and adversely affect our operations and the price of our common stock.

     WE ARE AT RISK OF LOSSES STEMMING FROM AN ACCIDENT INVOLVING ONE OF OUR AIRCRAFT.

     For various reasons, one or more of our aircraft may crash, causing death or injury to individual air travelers and destroying the aircraft. Because of the limited number of aircraft that we operate and because of our relatively smaller size, any accident involving one of our aircraft would have a significant adverse effect on our business operations. Many factors can contribute to the occurrence of an accident, including:

     - pilot error,

     - air traffic or ground control error,

     - terrorism or other acts of sabotage,

     - manufacturing or similar product defects,

     - mechanical or maintenance error, and

     - adverse weather conditions.

     If one of our aircraft were to crash or be involved in an accident, we would be exposed to significant tort liability. Passengers, or their estates, may seek to recover damages for death or injury. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft that we operate could create a public perception that our aircraft are not safe, which could result in air travelers being reluctant to fly on our aircraft.

     DELTA HAS RIGHTS UNDER AN OPTION AGREEMENT THAT SIGNIFICANTLY IMPACT OUR COMPANY.


     Under the terms of a Stock Option Agreement we have executed with Delta, Delta acquired shares of our common stock, which currently represent 12.5% of the outstanding common stock (without giving effect to the issuance of additional shares to be sold in this offering). In addition, Delta has the right to be offered a percentage of our common stock each time we sell voting securities in order to maintain its percentage ownership of our common stock and the right to have us register shares of common stock on Delta's behalf. Delta also has the right to have management nominate a Delta designee to serve on our board of directors. Delta's rights under the Delta Stock Option Agreement may permit Delta to influence our management and policies, and Delta's ownership of shares of common stock may give it the ability to affect the outcome of matters submitted to a vote of our stockholders.


     UNITED HAS A RIGHT OF FIRST REFUSAL WITH RESPECT TO ANY SALE OF OUR
     BUSINESS.


     Under our code-sharing agreement with United, if we desire to merge with another company, sell or otherwise transfer our assets to a third party, or issue capital stock exceeding 5% of our outstanding capital stock (30% if the stock is issued in a public offering) to such third party, we are required to give United notice of the proposed transaction, offer to complete such transaction with United instead of such third party, negotiate with United in good faith terms and conditions on which we could complete such transaction with United and offer United any terms and conditions we offer to such third party. If we are unable to agree with United, we may enter into negotiations with other parties, but we may not enter into any agreement on terms more favorable to any such third party than those we offered to United. The existence of this right of first refusal may adversely affect our ability to negotiate or consummate the sale of all or part of our business to a company other than United and may adversely affect the terms of a sale to any company, including United.


     THE BRAZILIAN GOVERNMENT MAY FAIL TO HONOR ITS AGREEMENT TO PAY US
     SUBSIDIES.

     In connection with the acquisition of substantially all of our Brasilia Turboprops, we were granted a contractual right to receive subsidy payments through the export support program sponsored by the Federative Republic of Brazil. The amount of these subsidies, which are offered by the Brazilian government as an economic incentive to purchasers of the Brazilian-based Embraer aircraft and are currently payable through January 2006, fluctuates based upon the number and age of the Brasilia aircraft eligible for subsidy payments. During the fiscal year ended March 31, 2000, the subsidy represented approximately $6 million in annual credits against our interest expense and aircraft rental expense related to Brasilia Turboprops. The subsidies would be jeopardized if the Brazilian government failed to meet its obligations under the export support program. From time to time, the Brazilian government has experienced economic conditions that have impaired its creditworthiness. There can be no assurance that a default will not occur under the Brazilian export support program. Any termination or significant interruption of the Brazilian subsidy payments could have a material adverse affect on our financial condition and operations.



     OUR FLEET EXPANSION PROGRAM WILL REQUIRE A SIGNIFICANT INCREASE IN OUR LEVERAGE.



     The airline business is very capital intensive and, as a result, many airline companies are highly leveraged. During the fiscal year ended March 31, 2000, our mandatory debt service payments totaled $9.6 million and our mandatory lease payments totaled $59.1 million. Our current growth strategy involves the acquisition of 94 more Canadair Regional Jets between September 2000 and December 2004. We estimate that the price of each new Canadair Regional Jet will be approximately $22 million. We expect to lease or otherwise acquire on credit all, or substantially all, such 94 Canadair Regional Jets, which leases or debt credit will significantly increase our mandatory debt and lease payments.


     There can be no assurance that our operations will generate sufficient cash flow to make such payments. If we default under our loan or lease agreements, the lender/lessor has available extensive remedies, including, without limitation, repossession of the respective aircraft or exertion of control over how we allocate our revenues. Even if we are able to timely service our debt, the size of our long-term debt and lease obligations could negatively affect our operations and the price of our common stock in many ways, including:

     - increasing the cost, or limiting the availability of, additional financing for working capital, capital acquisitions or other purposes, and

     - limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations.

     OUR OPERATING REVENUES AND/OR PROFITS COULD DECREASE OR CEASE TO EXIST.

     There is no guarantee that we will generate profits in the future. Many factors will impact our ability to generate a profit, including:

     - the strength of the U.S. economy,

     - fluctuations in ticket prices and demand for air travel,

     - the price and supply of labor,

     - government regulation,

     - our ability to satisfy customers and business partners such as United and Delta,

     - supply and cost of aircraft fuel, and

     - competition in the airline industry.

     We could experience operating losses in the future based on unexpected conditions that arise in these and other areas. There is no assurance that our growth plans and overall business strategy will be successful. Failure to produce profits, or a reduction in the level of profits, would have a material adverse effect on our operations and the price of our common stock.

     WE ARE DEPENDENT UPON KEY PERSONNEL.


     Our success depends in part on our ability to retain our key executive officers and directors. Jerry C. Atkin is our current chief executive officer. His decision-making skills and leadership have been vital to our operations to date. The departure of Mr. Atkin could have a significant material adverse effect on our operations and the price of our common stock.


     UNIONIZATION OF OUR EMPLOYEES MAY ADVERSELY AFFECT OUR PROFITABILITY.


     Our employees are not currently represented by any union. We are aware, however, that collective bargaining group organization efforts among our employees occur from time to time and expect that such efforts will continue in the future. During August 1999, the question of whether or not to join the Air Line Pilots Association was submitted to our pilots, who voted against joining the union by a narrow margin. Under governing rules, our pilots may again vote on this issue as early as August 2000. If unionizing efforts are successful, we may be subjected to risks of work interruption or stoppage and/or incur additional administrative expenses associated with union representation of our employees. We recognize that such efforts will likely continue in the future and may ultimately result in some or all of our employees being represented by a union. In connection with our proposed expansion, we anticipate hiring between 2,300 and 3,000 new employees, many of whom may be represented by a union in their current employment and who may, therefore, influence efforts to organize into a collective bargaining group.


RISKS ASSOCIATED WITH OUR EXPANSION PLANS

     SUBSTANTIAL RISKS ACCOMPANY OUR CURRENT GROWTH PLANS.


     We have contracted to add a substantial number of aircraft over the next few years. Substantial risks accompany our growth plans. Some factors that may impact our growth plans include:


     - demand for regional air transportation,

     - the likelihood of continued business relations with our current code-sharing partners,

     - the condition of the United States economy generally, particularly the economy in California and other western states,

     - our ability to hire and retain enough flight crews and mechanics for our aircraft,

     - our ability to acquire enough new Canadair Regional Jets and other aircraft, and

     - our ability to obtain the financing necessary to pay for expansion at acceptable rates.


     Many of these factors are beyond our control. If we are incorrect in our assessment of the profitability and feasibility of our growth plans, or if circumstances change in a way that was unforeseen to us, we may not be able to grow as planned or growth may have an adverse effect on operations and the price of our common stock.


     WE MAY NOT BE ABLE TO IMPLEMENT OUR EXPANSION PLANS.


     We have agreed with both United and Delta to increase the number of flight segments we operate on their behalf. Our expansion plans over the next five years include the acquisition of at least 94 Canadair Regional Jets and related additional ground and maintenance facilities and support equipment, the employment of more than 2,500 additional employees and the integration of those aircraft, facilities and employees into our existing operations.


     There is no assurance that we will be able to obtain the facilities, aircraft, gates and personnel required for our proposed expansion on a timely basis. The failure to obtain such aircraft, facilities, gates or personnel could adversely affect our financial condition and results of operations. Due to the limited supply of Canadair Regional Jets and airport facilities, among other factors, there can be no assurance that our current estimates of the cost of our proposed expansion will be accurate. Any material deviation from our current estimates could adversely affect our financial condition and results of operations.

     WE MAY EXPERIENCE DIFFICULTY FINDING AND RETAINING EMPLOYEES.


     Our business is labor-intensive; we require large numbers of pilots, flight attendants, mechanics and other personnel. As of June 30, 2000, we employed 3,593 full-time equivalent employees, including 1,487 pilots and flight attendants, 1,425 customer service personnel, 443 mechanics and other maintenance personnel and 238 administration and support personnel. We anticipate that our expansion plans will require us to find, hire and train approximately 2,500 new employees, including 1,035 pilots and flight attendants, 990 customer service personnel, 310 mechanics and other maintenance personnel and 165 administration and support personnel.



     There is no assurance that we will be able to locate, hire and retain the qualified employees that we need in order to carry out our expansion plans. Current labor market conditions generally favor employees. Companies are finding it difficult to hire and retain qualified employees, and wages and salaries are generally increasing. If we are unable to hire and retain qualified employees at a reasonable cost, we may be unable to complete our expansion plans, which would adversely affect our operations and the price of our common stock.


     UNITED'S CONTRACT WITH ITS PILOTS MAY INHIBIT EXPANSION OF OUR RELATIONSHIP WITH UNITED.


     Our expansion plans depend primarily on our ability to increase the number of flights we operate for United and Delta. Employees at major airlines generally oppose efforts by their companies to outsource flights to regional airlines because of their perception that such outsourcing leads to layoffs at the major airline, and lower wages and salaries. A "scope" clause in United's current collective bargaining agreement with its pilots prevents United from using (directly or indirectly) more than 65 regional jets in its operations. Currently, United uses approximately 30 regional jets. We hope to use the majority of the aircraft we intend to acquire over the next five years in United Express service. This can be achieved only if United's current limit of 65 regional jets is changed as part of the new United labor contract currently under negotiation. There can be no assurance that United will succeed in expanding the scope clause. Furthermore, United's recently announced plans to merge with U.S. Airways may prevent them from addressing the scope clause issue in a timely manner. United's failure to timely modify its regional jet scope clause in order to permit the full implementation of our and United's expansion plans could have a material adverse effect on our operations and the price of our common stock.


     THERE IS A RISK OF NONDELIVERY OF AIRCRAFT WE INTEND TO ACQUIRE.


     We anticipate adding at least 94 Canadair Regional Jets to our fleet over the next five years. This almost doubles our current fleet. A number of factors may limit or preclude our planned expansion, including:



     - breach by Bombardier, Inc. of our firm order contracts for the delivery of 54 Canadair Regional Jets or our conditional order for 40 additional Canadair Regional Jets,


     - a fire, strike or other event which affects the ability of Bombardier, Inc. to completely or timely fulfill its contractual obligations, and

     - our ability to obtain necessary financing or to fulfill our contractual obligations related to the acquisition of the Canadair Regional Jets.

     Any disruption or change in the delivery schedule of such Canadair Regional Jets would affect our overall operations and could have a material adverse impact on our operating results and the price of our common stock.

RISKS ASSOCIATED WITH THE AIRLINE INDUSTRY

     OUR INDUSTRY IS HIGHLY COMPETITIVE.

     The airline industry is highly competitive. We not only compete with other regional airlines, some of which are owned by or operated as code-sharing partners of major airlines, but we also face competition from low-fare airlines and major airlines on many of our routes. Southwest Airlines, a national low-fare airline, serves the Salt Lake City International Airport, which results in significant price competition at the Salt Lake City hub. Competition in the California and Pacific Northwest markets, which we service from our hubs in Los Angeles, San Francisco, Seattle/Tacoma and Portland is particularly intense, with a large number of carriers in these markets.

     Certain of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. Increased fare competition could adversely affect our operations and the price of our common stock.

     ADVERSE WEATHER MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR REVENUES.

     On SkyWest-controlled routes, our revenues depend upon the number of passengers we carry on each flight, the fare paid by each passenger and our proration of such fare. On contract flights, our revenues depend primarily on our completion of the flight and secondarily on service factors such as timeliness of departure and arrival. During periods of fog, low temperatures, storms or other adverse weather, our flights may be canceled or significantly delayed. Because our revenues are dependent upon successful and timely completion of each scheduled flight, any sustained period of adverse weather at one or more of the airports we serve would have a material adverse effect on our operations and the price of our common stock.

     AVAILABILITY AND COST OF FUEL IMPACTS OUR OPERATIONS.


     One of our principal cost components is fuel. Fuel prices have increased significantly during the last year, from $0.73 per gallon as of June 30, 1999 to $1.05 per gallon as of June 30, 2000. At our current rate of consumption, for every one cent increase in the price of fuel, our annual operating income would decrease by approximately $192,000, after giving effect to our fuel reimbursement arrangements related to United and Delta contract flights. In addition, an increase in the price of fuel may lead to higher airfares, which would tend to decrease the passenger load of our code-sharing partners. In the long run, such decrease will have an adverse effect on the number of flights such partner will ask us to provide and the revenues associated with such flights.


     Both the cost and the availability of fuel are subject to many economic and political factors and events occurring throughout the world. We have no agreement with any fuel supplier assuring the availability or price of fuel. Our ability to pass on increased fuel costs through fare increases on SkyWest-controlled flights may be limited by several factors, including, without limitation, economic and competitive conditions. The future cost and availability of fuel to us cannot be predicted, and substantial fuel cost increases or the unavailability of adequate supplies of fuel may have a material adverse effect on our results of operations.

     THE AIRLINE INDUSTRY IS HEAVILY REGULATED.

     We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on us.

     We are subject to regulation by the FAA, which has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, all or any of our Brasilia Turboprops or Canadair Regional Jets, for any reason, may have a material adverse effect on our operations and the price of our common stock.


     In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as Brasilia Turboprops and Canadair Regional Jets, at such airports. The imposition of any limits on the use of Brasilia Turboprops or Canadair Regional Jets at any airport at which we operate could have a material adverse effect on our operations and the price of our common stock.

RISKS RELATED TO OUR COMMON STOCK

     WE CAN ISSUE ADDITIONAL SHARES WITHOUT STOCKHOLDER APPROVAL.


     Our Restated Articles of Incorporation, as amended on August 9, 2000, authorize the issuance of up to 120,000,000 shares of common stock. All such shares may be issued without any action or approval by our stockholders. We have two stock option plans under which approximately 1,059,000 shares are reserved for issuance, and an employee stock purchase plan under which approximately 594,000 shares are reserved for issuance. On August 8, 2000, our stockholders approved two new stock option plans that will become effective January 1, 2001, and will supersede our two current stock option plans. We have reserved up to 4,000,000 shares for issuance under the new stock option plans. The number of shares reserved for issuance under the new plans could potentially increase by the number of shares subject to options previously granted under the current stock option plans that are forfeited, cancelled or expired. This potential increase could result in an aggregate number of shares available for issuance under the new plans of approximately 5,569,000 shares. The issuance of any additional shares of common stock would further dilute the percentage ownership of existing stockholders.


     DISTRIBUTION OF DIVIDENDS MAY DECREASE OR CEASE.

     Historically, we have paid dividends in varying amounts on our common stock. The future payment and amount of cash dividends will depend upon our financial condition and results of operations, loan covenants and other factors deemed relevant by our board of directors. There can be no assurance that we will continue our practice of paying dividends on the common stock or that we will have the financial resources to pay such dividends.

     ANTI-TAKEOVER PROVISIONS AFFECT THE ABILITY OF OTHERS TO GAIN CONTROL OF OUR COMPANY.


     Certain provisions of our Restated Articles of Incorporation and Bylaws, including provisions authorizing the issuance of shares of preferred stock from time to time without stockholder approval, may have the effect of delaying or preventing a change in control and may adversely affect the voting and other rights of the holders of common stock, even in circumstances where such a change in control would be viewed as desirable by most investors. In addition, the provisions of the Utah Control Shares Acquisition Act may discourage persons or entities interested in acquiring a significant interest in or control of our company.



     SALES OF STOCK BY DELTA AIR LINES.



     Delta Air Lines has adopted a policy of orderly monetization of minority ownership positions it holds in various companies. Consistent with this policy, Delta has already sold all or portions of its stakes in at least three other travel-related businesses. Delta has advised us that it may in the future consider the sale of all or a portion of its 3,107,798 shares of common stock in our company. Sales of stock by Delta in meaningful amounts may have the effect of depressing the market price of our common stock.

                                USE OF PROCEEDS


     The net proceeds we will receive from the sale of the 2,500,000 shares of common stock offered by us, assuming a public offering price of $46.94 per share and after deducting estimated underwriting discounts and offering expenses, are estimated to be $111.1 million ($128.7 million if the underwriters' over-allotment option is exercised in full).



     We currently intend to use the net proceeds of the offering to fund expansion of our operations, including the acquisition of additional aircraft and related spare parts and support equipment, and for general corporate purposes. With respect to the acquisition of aircraft, we will determine on a case-by-case basis whether to purchase an aircraft with a portion of the net proceeds from the offering or to finance the acquisition of the aircraft through long-term loans or lease arrangements. We believe that the expenses of obtaining the loans or leases may be reduced, and the availability of the loans or leases may be facilitated, by the increase in stockholders' equity resulting from the offering.


     Pending the use of our net proceeds as described above, the net proceeds will be invested in short-term, investment grade, interest-bearing securities.

     We will not receive any proceeds from the sale of common stock by the selling stockholders.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS


     Our common stock is quoted on the Nasdaq National Market under the symbol "SKYW." The following table sets forth, for the periods indicated, the high and low closing sale prices per share for our common stock, as reported by the Nasdaq National Market, and the cash dividends we have declared.



                                                                                CASH
                                                                              DIVIDENDS
                                                           HIGH      LOW      DECLARED
                                                          ------    ------    ---------
FISCAL YEAR ENDED MARCH 31, 1999:
  First Quarter.........................................  $29.75    $17.69      $0.03
  Second Quarter........................................   34.00     15.00       0.03
  Third Quarter.........................................   32.69     16.06       0.03
  Fourth Quarter........................................   38.00     25.13       0.03
FISCAL YEAR ENDED MARCH 31, 2000:
  First Quarter.........................................  $30.25    $21.50      $0.03
  Second Quarter........................................   27.63     20.13       0.03
  Third Quarter.........................................   29.00     21.44       0.03
  Fourth Quarter........................................   39.13     27.50       0.04
FISCAL YEAR ENDING MARCH 31, 2001:
  First Quarter.........................................  $46.50    $33.88      $0.04
  Second Quarter (through August 9, 2000)...............   49.38     37.38         --



     The closing sale price of our common stock on August 9, 2000, was $46.94. As of August 9, 2000, there were 24,836,404 shares of common stock outstanding, held by approximately 1,000 stockholders of record, which does not include shares held in securities position listings.


     We have historically paid cash dividends on our common stock. In fiscal 1997, we revised our dividend policy from paying a regular annual dividend, supplemented by special dividends paid from time to time, to a policy of paying a regular quarterly cash dividend. The future payment and amount of cash dividends will depend upon our financial condition and results of operations, applicable loan covenants and other factors deemed relevant by our board of directors.

                                 CAPITALIZATION


     The following table sets forth our capitalization at June 30, 2000, and as adjusted to give effect to the sale of the 2,500,000 shares of common stock offered by us at an assumed offering price of $46.94 per share and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this prospectus or incorporated herein by reference.



                                                                   JUNE 30, 2000
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Current portion of long-term debt(1)........................  $ 12,836     $ 12,836
                                                              ========     ========

Long-term debt, net of current portion(1)...................  $ 61,207     $ 61,207
                                                              --------     --------
Stockholders' equity:
  Preferred stock, no par value; 5,000,000 shares
     authorized; none outstanding...........................        --           --
  Common stock, no par value; 40,000,000 shares authorized;
     27,739,454 shares issued; 30,239,454 shares issued, as
     adjusted(2)............................................   166,198      277,300
  Retained earnings.........................................   183,887      183,887
  Treasury stock; 2,949,200 shares..........................   (20,285)     (20,285)
  Net unrealized depreciation on available-for-sale
     securities.............................................    (1,476)      (1,476)
                                                              --------     --------
     Total stockholders' equity.............................   328,324      439,426
                                                              --------     --------
     Total capitalization...................................  $389,531     $500,633
                                                              ========     ========


---------------

(1) As of June 30, 2000, we had financed 82 of our aircraft and certain of our airport and maintenance facilities through operating leases. In addition to our indebtedness, we had $554.2 million of mandatory future payments under operating leases, primarily for aircraft and ground facilities. At an 8% discount factor, the present value of these obligations would be equal to approximately $365.5 million at June 30, 2000. See Note 4 of the Notes to our Consolidated Financial Statements incorporated herein by reference.



(2) Assumes underwriters' over-allotment option of 395,415 shares is not exercised and excludes 1,615,966 shares issuable upon exercise of outstanding stock options we have granted at a weighted average exercise price of $23.50 per share as of June 30, 2000.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA



     The following table sets forth our selected consolidated financial and airline operating data with respect to the periods indicated. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this prospectus or incorporated by reference herein. The selected consolidated financial data as of and for each of the fiscal years ended March 31, 1996 through March 31, 2000 have been derived from our Consolidated Financial Statements, which statements have been audited by Arthur Andersen LLP, independent public accountants. The airline operating data set forth below is unaudited. The selected consolidated financial data as of and for the three months ended June 30, 1999 and 2000 have been derived from our unaudited Consolidated Financial Statements which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information contained therein. Data for the three months ended June 30, 2000 are not necessarily indicative of results to be expected for the fiscal year ending March 31, 2001.



                                                                                                         THREE MONTHS ENDED
                                                      FISCAL YEAR ENDED MARCH 31,                             JUNE 30,
                                     --------------------------------------------------------------   ------------------------
                                        1996         1997         1998         1999         2000         1999          2000
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF INCOME
  DATA(1):
  Operating revenues:
    Passenger......................  $  205,034   $  239,222   $  259,314   $  381,409   $  466,733   $  109,713    $  128,403
    Freight and other..............       7,449        6,544        6,821        7,217        8,045        1,849         1,984
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
      Total operating revenues.....     212,483      245,766      266,135      388,626      474,778      111,562       130,387
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
  Operating expenses:
    Flying operations..............      85,117      101,689      103,636      137,231      176,159       39,584        49,338
    Aircraft, traffic and passenger
      service......................      32,522       37,044       38,957       58,826       65,822       16,010        17,517
    Maintenance....................      28,713       29,149       29,299       51,370       60,400       14,409        15,118
    Promotion and sales............      25,965       29,606       25,505       29,432       27,698        7,692         6,954
    Depreciation and
      amortization.................      15,392       18,481       19,305       23,237       28,463        6,487         7,827
    General and administrative.....      11,962       12,577       14,992       22,460       27,601        6,387         8,012
    Fleet restructuring and
      transition...................       6,247           --           --           --           --           --            --
    Other..........................         929        1,195        1,622        1,765        1,955          517           447
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
      Total operating expenses.....     206,847      229,741      233,316      324,321      388,098       91,086       105,213
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
  Operating income.................       5,636       16,025       32,819       64,305       86,680       20,476        25,174
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
  Other income (expense):
    Interest expense...............      (2,160)      (2,431)      (1,639)      (2,376)      (2,726)        (563)         (579)
    Interest income................       2,500        2,328        4,090        7,553        8,575        2,084         2,450
    Gain on sales of property and
      equipment....................         556          936          (45)         419          309           90            80
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
      Total other income...........         896          833        2,406        5,596        6,158        1,611         1,951
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
  Income before provision for
    income taxes...................       6,532       16,858       35,225       69,901       92,838       22,087        27,125
  Provision for income taxes.......       2,341        6,572       13,565       27,273       35,734        8,506        10,578
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
  Income from continuing
    operations.....................       4,191       10,286       21,660       42,628       57,104       13,581        16,547
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
  Discontinued operations:
    Income (loss) from operations
      of Scenic Airlines...........         175         (175)         284         (168)          --           --            --
    Loss on disposition of Scenic
      Airlines.....................          --           --           --         (625)          --           --            --
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
      Total income (loss) from
        discontinued operations....         175         (175)         284         (793)          --           --            --
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
  Net income.......................  $    4,366   $   10,111   $   21,944   $   41,835   $   57,104   $   13,581    $   16,547
                                     ==========   ==========   ==========   ==========   ==========   ==========    ==========
  Net income per common share:
    Basic..........................  $     0.21   $     0.50   $     1.06   $     1.73   $     2.32   $     0.55    $     0.67
                                     ==========   ==========   ==========   ==========   ==========   ==========    ==========
    Diluted........................  $     0.21   $     0.50   $     1.04   $     1.69   $     2.29   $     0.55    $     0.65
                                     ==========   ==========   ==========   ==========   ==========   ==========    ==========
  Dividends declared per common
    share..........................  $     0.13   $     0.12   $     0.10   $     0.12   $     0.13   $     0.03    $     0.04
                                     ==========   ==========   ==========   ==========   ==========   ==========    ==========
  Weighted average common shares
    outstanding:
    Basic..........................      20,568       20,170       20,799       24,199       24,563       24,488        24,761
                                     ==========   ==========   ==========   ==========   ==========   ==========    ==========
    Diluted........................      20,736       20,248       21,168       24,787       24,961       24,707        25,276
                                     ==========   ==========   ==========   ==========   ==========   ==========    ==========

                                                                                                         THREE MONTHS ENDED
                                                      FISCAL YEAR ENDED MARCH 31,                             JUNE 30,
                                     --------------------------------------------------------------   ------------------------
                                        1996         1997         1998         1999         2000         1999          2000
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
                                                           (IN THOUSANDS, EXCEPT AIRLINE OPERATING DATA)
OTHER FINANCIAL DATA:
  EBITDA(2)........................  $   24,827   $   38,388   $   57,360   $   95,747   $  125,126   $   29,408    $   35,767
  EBITDAR(2).......................      53,094       70,378       91,061      143,721      179,399       42,629        49,691
  Cash flows from (used by):
    Operating activities...........      26,864       31,971       48,407       78,006       86,499       18,401        40,546
    Investing activities...........     (50,090)     (11,627)     (15,224)    (181,480)    (105,328)     (41,741)      (43,068)
    Financing activities...........      20,339       (7,087)      68,803       15,939       (8,864)      (2,894)       12,729
AIRLINE OPERATING DATA(3):
  Passengers carried...............   2,340,366    2,656,602    2,989,062    4,900,921    5,503,290    1,365,706     1,401,113
  Revenue passenger miles
    (000s)(4)......................     617,136      717,322      745,386    1,015,872    1,196,680      290,590       319,830
  Available seat miles (000s)(5)...   1,254,334    1,413,170    1,463,975    1,844,123    2,165,380      525,104       565,409
  Passenger load factor(6).........        49.2%        50.8%        50.9%        55.1%        55.3%        55.3%         56.6%
  Breakeven load factor(7).........        48.4%        47.9%        45.0%        46.3%        45.5%        45.4%         45.9%
  Yield per revenue passenger
    mile(8)........................        33.2c        33.3c        34.8c        37.5c        39.0c        37.8c         40.1c
  Revenue per available seat
    mile(9)........................        16.9c        17.3c        18.1c        21.0c        21.8c        21.1c         23.0c
  Cost per available seat
    mile(10).......................        16.6c        16.3c        16.6c        17.6c        18.0c        17.4c         18.6c
  Average passenger trip length
    (miles)........................         264          270          249          207          217          213           228
  Number of aircraft (end of
    period):
    Canadair Regional Jet..........          10           10           10           11           11           11            12
    Embraer Brasilia Turboprop.....          35           50           50           88           92           89            92
    Fairchild Metroliner III.......          18           --           --           --           --           --            --
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
        Total aircraft.............          63           60           60           99          103          100           104
                                     ==========   ==========   ==========   ==========   ==========   ==========    ==========



                                                                         AS OF MARCH 31,
                                                       ----------------------------------------------------   AS OF JUNE 30,
                                                         1996       1997       1998       1999       2000          2000
                                                       --------   --------   --------   --------   --------   --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and marketable securities.....................  $ 43,626   $ 55,756   $154,399   $161,817   $171,348      $189,675
  Working capital....................................    32,818     45,278    143,109    142,358    154,179       160,692
  Property and equipment, net........................   145,071    137,743    133,470    198,924    233,954       260,734
  Total assets.......................................   226,996    231,934    318,914    417,660    470,183       515,260
  Long-term debt, including current maturities(11)...    59,972     53,736     57,809     70,327     60,758        74,043
  Stockholders' equity...............................   115,800    124,552    211,133    256,256    312,220       328,324


---------------

 (1) Reflects the reclassification of consolidated statements of income data to reflect the operations of Scenic Airlines, Inc., a subsidiary we sold in 1999 which provided sight-seeing tours of the Grand Canyon area, as discontinued operations.



 (2) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDAR represents earnings before interest expense, income taxes, depreciation, amortization and rental expense. EBITDA and EBITDAR are widely accepted financial indicators of a company's ability to incur and service debt. Neither EBITDA nor EBITDAR should, however, be considered in isolation, as a substitute for net income or cash flow prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. For the fiscal year ended March 31, 1996, EBITDA and EBITDAR data have not been reduced to reflect $6.2 million of fleet restructuring and transition expenses.



 (3) Excludes the operations of Scenic Airlines, Inc. and National Parks Transportation, Inc., a subsidiary we sold on July 21, 2000, which operates a rental car business serving small regional airports.



 (4) Revenue passengers multiplied by miles flown.



 (5) Passenger seats available multiplied by miles flown.



 (6) Revenue passenger miles divided by available seat miles.



 (7) Passenger load factor at which total airline operating revenues equals total airline operating expenses, including interest expense. Calculated by dividing airline operating expenses plus interest expense by airline operating revenues and multiplying the result by passenger load factor.



 (8) Passenger revenues divided by revenue passenger miles flown.



 (9) Total airline operating revenues divided by available seat miles.



(10) Airline operating expenses plus interest expense divided by available seat miles.



(11) At June 30, 2000, 82 of the aircraft operated by SkyWest were financed through operating leases. In addition to our indebtedness, we had $554.2 million of mandatory future payments under operating leases, primarily for aircraft and ground facilities. At an 8% discount factor, the present value of these obligations would be equal to approximately $365.5 million at June 30, 2000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     SkyWest operates a regional airline offering scheduled passenger service with approximately 1,000 daily departures to 63 cities in 13 western states and Canada. Total operating revenues and passengers carried have grown from fiscal 1995 through fiscal 2000 at annual growth rates of approximately 20.8% and 21.6%, respectively. All of our growth has been internally generated without any material acquisitions. In fiscal 1995, SkyWest generated approximately 976 million available seat miles and had a fleet of twenty-six 19-seat Fairchild Metroliners, twenty-eight 30-seat Brasilia Turboprops and six Canadair Regional Jets at fiscal year end. As a result of additional aircraft acquisitions, SkyWest generated approximately 2.2 billion available seat miles in fiscal 2000 with a fleet of 92 Brasilia Turboprops and 11 Canadair Regional Jets at fiscal year end. The transition out of the Fairchild Metroliner aircraft, completed in December 1996, enabled SkyWest to upgrade its aircraft to an all cabin class fleet of Brasilia Turboprops and Canadair Regional Jets, which offer increased passenger acceptance and capacity and higher operating efficiencies.



     In fiscal 2000, we generated net income of $57.1 million, compared to $41.8 million in fiscal 1999 and $21.9 million in fiscal 1998. During fiscal 1999, we sold the operations of Scenic Airlines, Inc., and recorded a net loss of $625,000 on the sale. The amount has been reflected as discontinued operations in our consolidated financial statements incorporated by reference herein. The improvement since fiscal 1998 reflects, among other factors, the addition of United as a code-sharing partner in October 1997.



     The percentage of our available seat miles operated under fixed-fee contracts has increased from 25% in fiscal 1998 to 65% in fiscal 2000. The shift to fixed-fee contract flying has reduced SkyWest's exposure to fluctuations in fuel prices, fare competition and passenger volumes. We anticipate that our contract flying operations will increase as a percentage of our total daily flights as additional United and Delta routes are added to the SkyWest system; however, we anticipate that margins associated with contract routes will be less than the margins we have historically generated on mature SkyWest-controlled routes.


     We have continued to emphasize cost management and better utilization of existing resources. During fiscal 2000, SkyWest experienced only a 2.3% increase in cost per available seat mile in spite of a 45% increase in the average cost of fuel during the year. Fuel costs are currently 12.5% of total airline operating expenses. Cost per available seat mile was 18.0c for fiscal 2000 compared to 17.6c for fiscal 1999.

RESULTS OF OPERATIONS

     The following table sets forth information regarding our operating expense components. Airline operating expenses are expressed as a percentage of total airline operating revenues. Nonairline expenses are expressed as a percentage of total nonairline revenues. Total operating expenses and interest are expressed as a percentage of total consolidated revenues. Individual expense components are also expressed as cents per available seat mile.

                                                           FISCAL YEAR ENDED MARCH 31,
                             ---------------------------------------------------------------------------------------
                                        1998                          1999                          2000
                             ---------------------------   ---------------------------   ---------------------------
                                        PERCENT    CENTS              PERCENT    CENTS              PERCENT    CENTS
                                           OF       PER                  OF       PER                  OF       PER
                              AMOUNT    REVENUES    ASM     AMOUNT    REVENUES    ASM     AMOUNT    REVENUES    ASM
                             --------   --------   -----   --------   --------   -----   --------   --------   -----
Salaries, wages and
 employee benefits.........  $ 67,591     25.5%     4.6c   $101,243     26.2%     5.5c   $122,617     25.9%     5.7c
Aircraft costs.............    52,357     19.8      3.6      70,561     18.2      3.8      82,102     17.4      3.8
Maintenance................    20,535      7.8      1.4      36,563      9.5      2.0      42,611      9.0      2.0
Fuel.......................    28,510     10.8      2.0      29,477      7.6      1.6      48,424     10.2      2.2
Other airline expenses.....    62,701     23.7      4.3      84,712     21.9      4.6      90,389     19.1      4.2
Interest...................     1,639      0.6      0.1       2,376      0.6      0.1       2,726      0.6      0.1
                             --------     ----     ----    --------     ----     ----    --------     ----     ----
Total airline expenses.....   233,333     88.3     16.0c    324,932     84.0     17.6c    388,869     82.2     18.0c
                                                   ====                          ====                          ====
Other......................     1,622     93.6                1,765     94.1                1,955     93.8
                             --------                      --------                      --------
Total operating expenses
 and interest..............  $234,955     88.3%            $326,697     84.1%            $390,824     82.3%
                             ========                      ========                      ========

                                           THREE MONTHS ENDED JUNE 30,
                             --------------------------------------------------------
                                        1999                         2000
                             --------------------------   ---------------------------
                                       PERCENT    CENTS              PERCENT    CENTS
                                          OF       PER                  OF       PER
                             AMOUNT    REVENUES    ASM     AMOUNT    REVENUES    ASM
                             -------   --------   -----   --------   --------   -----
Salaries, wages and
 employee benefits.........  $28,708     25.9%     5.5c   $ 33,088     25.5%     5.8c
Aircraft costs.............   19,546     17.6      3.7      21,589     16.6      3.8
Maintenance................   10,251      9.2      2.0      10,307      7.9      1.8
Fuel.......................    9,122      8.2      1.7      15,029     11.6      2.7
Other airline expenses.....   22,943     20.7      4.4      24,753     19.1      4.4
Interest...................      563      0.5      0.1         579      0.4      0.1
                             -------     ----     ----    --------     ----     ----
Total airline expenses.....   91,133     82.1     17.4c    105,345     81.1     18.6c
                                                  ====                          ====
Other......................      518     89.2                  448     95.8
                             -------                      --------
Total operating expenses
 and interest..............  $91,651     82.2%            $105,793     81.1%
                             =======                      ========


THREE MONTHS ENDED JUNE 30, 2000 COMPARED TO THREE MONTHS ENDED JUNE 30, 1999


     For the three months ended June 30, 2000, we continued to develop our code-sharing relationships with our code-sharing partners and took delivery of the first of 55 Canadair Regional Jets on order. Net income increased to $16.5 million, or $0.65 per diluted share, for the three months ended June 30, 2000, compared to $13.6 million, or $0.55 per diluted share, for the three months ended June 30, 1999. Consolidated operating revenues increased 16.9% to $130.4 million for the three months ended June 30, 2000, from $111.6 million for the three months ended June 30, 1999.


     Passenger revenues, which represented 98.5% of consolidated operating revenues, increased 17.0% to $128.4 million for the three months ended June 30, 2000 from $109.7 million, or 98.3% of consolidated operating revenues, for the three months ended June 30, 1999. The increase was due primarily to a 10.1% increase in revenue passenger miles and a 6.1% increase in yield per revenue passenger mile. The increase in yield per revenue passenger mile was principally the result of competitors eliminating and reducing scheduled service in the San Francisco and Los Angeles markets. Additionally, SkyWest implemented selected fare increases during the 2000 fiscal year which have remained intact. Fuel surcharges have also been added to fares to mitigate the increase in fuel prices. On SkyWest-controlled flights, SkyWest also continues its efforts to maximize revenue by use of a sophisticated revenue management and control system which utilizes historical booking data and trends to optimize revenue. Together these factors increased revenue per available seat mile 9.0% to 23.0c for the three months ended June 30, 2000 from 21.1c for the three months ended June 30, 1999.

     Passenger load factor increased to 56.6% for the three months ended June 30, 2000 from 55.3% for the three months ended June 30, 1999. The increase in load factor was due primarily to the further development of code-sharing relationships with United and Delta whereby SkyWest is experiencing high load factors in many markets. The increase was also due, in part, to refinements in SkyWest's flight schedules and continued operational improvements.

     Total operating expenses and interest increased 15.4% to $105.8 million for the three months ended June 30, 2000 compared to $91.6 million for the three months ended June 30, 1999. As a percentage of consolidated operating revenues, total operating expenses and interest decreased to 81.1% for the three months ended June 30, 2000, from 82.2% for the comparable period of fiscal 2000. For the three months ended June 30, 2000, total airline operating expenses and interest (excluding nonairline expenses) were

81.1% of airline operating revenues, compared to 82.1% for the three months ended June 30, 1999. The improved margin was largely the result of increased passenger enplanements, growth in yield per revenue passenger mile and operating revenues which outpaced the increase in operating expenses.

     Airline operating costs per available seat mile (including interest expense) increased 6.9% to 18.6c for the three months ended June 30, 2000 from 17.4c for the three months ended June 30, 1999. The increase was primarily due to increased fuel costs and higher employee incentive payments based on increased profitability. Factors relating to the change in operating expenses are discussed below.

     Salaries, wages and employee benefits decreased as a percentage of airline operating revenues to 25.5% for the three months ended June 30, 2000, from 25.9% for the three months ended June 30, 1999. The decrease was principally the result of airline operating revenues increasing 17.1% period over period, and salaries, wages and employee benefits increasing only 15.2% period over period. The average number of full-time equivalent employees for the three months ended June 30, 2000 was 3,500, compared to 3,180 for the three months ended June 30, 1999, an increase of 10.1%. The increase in number of personnel was due, in large part, to the addition of personnel required for SkyWest's expansion. Salaries, wages and employee benefits per available seat mile increased to 5.8c for the three months ended June 30, 2000, compared to 5.5c for the three months ended June 30, 1999, principally as a result of additional employees and higher employee incentive payments based on increased profitability.

     Aircraft costs, including aircraft rent and depreciation, decreased as a percentage of airline operating revenues to 16.6% for the three months ended June 30, 2000, from 17.6% for the three months ended June 30, 1999. The decrease was due primarily to airline operating revenues increasing 17.1% period over period and aircraft costs increasing only 10.5% period over period. Aircraft costs per available seat mile increased slightly to 3.8c for the three months ended June 30, 2000 from 3.7c for the three months ended June 30, 1999.

     Maintenance expense decreased as a percentage of airline operating revenues to 7.9% for the three months ended June 30, 2000, compared to 9.2% for the three months ended June 30, 1999. The decrease was due primarily to airline operating revenues increasing 17.1% period over period and maintenance expense increasing only 0.5% period over period. Maintenance expense per available seat mile decreased to 1.8c for the three months ended June 30, 2000, from 2.0c for the three months ended June 30, 1999.

     Fuel costs increased as a percentage of airline operating revenues to 11.6% for the three months ended June 30, 2000, from 8.2% for the three months ended June 30, 1999. The increase was due primarily to a 43.8% increase in the average fuel price per gallon to $1.05 from $0.73. Fuel costs per available seat mile increased to 2.7c for the three months ended June 30, 2000, from 1.7c for the three months ended June 30, 1999.

     Other expenses, primarily consisting of commissions, landing fees, station rentals, computer reservation system fees and hull and liability insurance, decreased as a percentage of airline operating revenues to 19.1% for the three months ended June 30, 2000, from 20.7% for the three months ended June 30, 1999. The decrease was primarily the result of SkyWest not incurring commissions on United Express passenger related revenues. Other expenses per available seat mile were 4.4c for both periods ended June 30, 2000 and 1999.

FISCAL 2000 COMPARED TO FISCAL 1999


     During fiscal 2000, SkyWest continued to develop its code-sharing relationships with its code-sharing partners and took delivery of the last five Brasilia Turboprops ordered. SkyWest experienced growth in available seat miles, revenue passenger miles, passengers carried and load factors. In fiscal 2000, net income increased 36.5% to $57.1 million, or $2.29 per diluted share, compared to $41.8 million, or $1.69 per diluted share, in fiscal 1999. Consolidated operating revenues increased 22.2% to a record $474.8 million in fiscal 2000 compared to $388.6 million in fiscal 1999.


     Passenger revenues, which represented 98.3% of total operating revenues, increased 22.4% to $466.7 million in fiscal 2000 compared to $381.4 million, or 98.1% of total operating revenues, in fiscal

1999. The increase was due to a 17.8% increase in revenue passenger miles and a 4.0% increase in yield per revenue passenger mile. The increase in yield per revenue passenger mile was principally the result of competitors eliminating or reducing scheduled service in the San Francisco and Los Angeles markets. Additionally, SkyWest implemented selected fare increases during the 2000 fiscal year, which have remained intact. Fuel surcharges were also added to fares to mitigate the increase in fuel prices during the last half of the year. With respect to SkyWest-controlled flying, SkyWest also continued its efforts to maximize revenue by use of a sophisticated revenue management and control system which utilizes historical booking data and trends to optimize revenue. Together, these factors increased revenue per available seat mile 3.8% to 21.8c in fiscal 2000 compared to 21.0c in fiscal 1999.

     During fiscal 2000, total airline operating revenues increased 22.2% and total airline operating expenses increased only 19.7%. As a result, total airline operating expenses and interest were 82.2% of total airline operating revenues in fiscal 2000 compared to 84.0% in fiscal 1999.

     Salaries, wages and employee benefits decreased as a percentage of airline operating revenues to 25.9% in fiscal 2000 from 26.2% in fiscal 1999. The decrease was the result of airline operating revenues increasing 22.2% year over year and salaries, wages and employee benefits increasing only 21.1% year over year. The average number of employees was 3,302 for fiscal 2000 compared to 3,092 for fiscal 1999, an increase of 6.8%. The increase was due to the addition of personnel required for SkyWest's expansion. Salaries, wages and employee benefits per available seat mile increased to 5.7c in fiscal 2000 from 5.5c in fiscal 1999.

     Aircraft costs, including aircraft rent and depreciation, decreased as a percentage of airline operating revenues to 17.4% in fiscal 2000 from 18.2% in fiscal 1999. The decrease was due to airline operating revenues increasing 22.2% year over year and aircraft costs increasing only 16.4% year over year. Aircraft costs per available seat mile were 3.8c for both fiscal 2000 and 1999.

     Maintenance expense decreased slightly as a percentage of airline operating revenues to 9.0% in fiscal 2000 from 9.5% in fiscal 1999. The decrease was due to airline operating revenues increasing 22.2% year over year and maintenance expenses increasing only 16.5% year over year. Maintenance cost per available seat mile was 2.0c for both fiscal 2000 and 1999.


     Fuel costs increased as a percentage of airline operating revenues to 10.2% in fiscal 2000 from 7.6% in fiscal 1999. The increase was due to an increase in the average cost of fuel per gallon to 93.0c in fiscal 2000 from 64.0c in fiscal 1999. As a result, fuel costs per available seat mile increased to 2.2c in fiscal 2000 from 1.6c in fiscal 1999.


     Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance, decreased as a percentage of airline operating revenues to 19.1% in fiscal 2000 compared to 21.9% in fiscal 1999. The decrease was primarily the result of SkyWest not incurring commissions on United Express related passenger revenues. As a result, cost per available seat mile decreased to 4.2c in fiscal 2000 from 4.6c in fiscal 1999.

FISCAL 1999 COMPARED TO FISCAL 1998

     During fiscal 1999, SkyWest dramatically expanded its code-sharing relationships with United and added a record number of aircraft to the fleet. SkyWest experienced high growth factors in available seat miles, revenue passenger miles, passengers carried and load factors. In fiscal 1999, net income increased 90.6% to $41.8 million, or $1.69 per diluted share, compared to $21.9 million, or $1.04 per diluted share in fiscal 1998. Consolidated operating revenues increased 46.0% to $388.6 million in fiscal 1999 compared to $266.1 million in fiscal 1998.


     Passenger revenues, which represented 98.1% of total operating revenues, increased 47.1% to $381.4 million in fiscal 1999, compared to $259.3 million or 97.4% of total operating revenues in fiscal 1998. The increase was due to a 36.3% increase in revenue passenger miles and a 7.8% increase in yield per revenue passenger mile. Effective April 23, 1998, SkyWest expanded its code-sharing relationship with United, as United Express, and began operating flights to and from Seattle/Tacoma and Portland.

SkyWest also expanded its United Express operations at Los Angeles at the same time. Effective June 1, 1998, SkyWest further expanded its United Express operations and began operating flights to and from San Francisco. The increase in yield per revenue passenger mile was also the result of improved revenue management resulting from schedule refinements and fleet rationalization. SkyWest also continued its efforts to maximize revenue by use of a sophisticated revenue management and control system which utilizes historical booking data and trends to optimize revenue. Together, these factors increased revenue per available seat mile 16.0% to 21.0c in fiscal 1999 compared to 18.1c in fiscal 1998.


     During fiscal 1999, total airline operating revenues increased 46.3% and total airline operating expenses increased only 39.0%. As a result, total airline operating expenses and interest were 84.0% of total airline operating revenues in fiscal 1999 compared to 88.4% in fiscal 1998.

     Salaries, wages and employee benefits increased as a percentage of airline operating revenues to 26.2% in fiscal 1999 from 25.5% in fiscal 1998. The increase was primarily the result of incentive payments to employees, which are based on SkyWest's profitability. The average number of employees was 3,092 for fiscal 1999 compared to 1,915 for fiscal 1998, an increase of 61.5%. The large increase was due primarily to the addition of personnel required for SkyWest's expansion. Salaries, wages and employee benefits per available seat mile increased to 5.5c in fiscal 1999 from 4.6c in fiscal 1998.

     Aircraft costs, including aircraft rent and depreciation, decreased slightly as a percentage of airline operating revenues to 18.2% in fiscal 1999 from 19.8% in fiscal 1998. The decrease was due to airline operating revenues increasing at 46.3% year over year and aircraft costs increasing only 34.8% year over year. Aircraft costs per available seat mile were 3.8c in fiscal 1999 compared to 3.6c in fiscal 1998.

     Maintenance expense increased slightly as a percentage of airline operating revenues to 9.5% in fiscal 1999 from 7.8% in fiscal 1998. The increase was due to initial heavy maintenance charges to bring the acquired used Brasilia Turboprops up to SkyWest's maintenance standards. Maintenance cost per available seat mile was 2.0c in fiscal 1999, compared to 1.4c in fiscal 1998.


     Fuel costs decreased as a percentage of airline operating revenues to 7.6% in fiscal 1999 from 10.8% in fiscal 1998. The decrease was due primarily to a decrease in the average cost of fuel per gallon to 64.0c in fiscal 1999 from 81.0c in fiscal 1998. As a result, fuel costs per available seat mile decreased to 1.6c in fiscal 1999 from 2.0c in fiscal 1998.


     Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance, decreased as a percentage of airline operating revenues to 21.9 % in fiscal 1999 compared to 23.7 % in fiscal 1998. The decrease was primarily the result of SkyWest not incurring commissions on United Express related passenger revenues. However, due to a 17% decrease in the average passenger trip length, cost per available seat mile increased to 4.6c in fiscal 1999 from 4.3c in fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES


     We had working capital of $160.7 million and a current ratio of 2.8:1 at June 30, 2000, compared to working capital of $154.2 million and a current ratio of 2.9:1 at March 31, 2000. During the three months ended June 30, 2000 the principal sources of funds were $40.5 million generated from operations, $778,000 of proceeds from the sale of property and equipment and $433,000 from the issuance of common stock upon exercise of stock options. During the three months ended June 30, 2000 we invested $28.8 million in flight equipment, $8.1 million in available-for-sale securities, $3.8 million in aircraft deposits, $2.4 million in buildings and ground equipment and other, $875,000 in rental vehicles, reduced long-term debt by $2.5 million, and paid cash dividends of $989,000. These factors resulted in an increase of $10.2 million in cash and cash equivalents.



     Our position in available-for-sale securities, consisting primarily of investment grade bonds, bond funds and commercial paper, increased to $154.9 million at June 30, 2000, compared to $146.8 million at March 31, 2000. At June 30, 2000, our ratio of long-term debt to stockholders' equity was 16%, compared to 13% at March 31, 2000.

     In May 2000, SkyWest took delivery of one new Canadair Regional Jet in connection with SkyWest's expansion and financed the aircraft with long-term debt. SkyWest has agreed to acquire 54 more Canadair Regional Jets at an aggregate purchase price of approximately $1.2 billion. SkyWest also has options to acquire an additional 75 Canadair Regional Jets, of which 55 are at fixed prices (subject to cost escalations), have delivery schedules, are exercisable in blocks of five aircraft and expire at varying dates between January 2002 and February 2008. The 20 remaining options are at fixed prices (subject to cost escalations), do not have delivery schedules and do not carry an expiration date. SkyWest has also entered into a conditional agreement for 40 additional Canadair Regional Jets at an aggregate cost of $880 million. The conditional agreement is subject to the final resolution of the scope clause negotiations between United and their pilot union and expires on January 15, 2001. We have also secured options on an additional 80 Canadair Regional Jets, of which 40 are at fixed prices (subject to cost escalations), have delivery schedules, are exercisable in blocks of five aircraft and expire at varying dates between July 2003 and June 2006. The 40 remaining options are at fixed prices (subject to cost escalations), do not have delivery schedules and do not carry an expiration date. Depending on the state of the aircraft financing market at the time of delivery, we will determine whether to acquire the remaining Canadair Regional Jets through third-party, long-term loans or operating lease arrangements.



     We have significant long-term lease obligations primarily relating to our aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in our consolidated balance sheets. At June 30, 2000, SkyWest leased 82 aircraft under leases with an average remaining term of approximately 8.8 years. Future minimum lease payments due under all long-term operating leases were approximately $554.2 million at June 30, 2000. At an 8% discount factor, the present value of these obligations would be equal to approximately $365.5 million at June 30, 2000.


     Our total long-term debt of $74.0 million was incurred in connection with the acquisition of Brasilia Turboprops and Canadair Regional Jets. Certain amounts related to the Brasilia Turboprops are supported by continuing subsidy payments through the export support program of the Federative Republic of Brazil. The subsidy payments reduced the stated interest rates to an average effective rate of approximately 4.07% on $32.8 million of the long-term debt at June 30, 2000. The continuing subsidy payments are at risk if the Federative Republic of Brazil does not meet its obligations under the export support program. While we have no reason to believe, based on information currently available, that we will not continue to receive these subsidy payments from the Federative Republic of Brazil in the future, there can be no assurance that such a default will not occur. On the remaining Brasilia Turboprop long-term debt of $25.4 million, the average effective rate is 3.82% at June 30, 2000 and the lender has assumed the risk of the subsidy payments. The average effective rate on the debt related to the Canadair Regional Jets of $15.8 million was 7.66% at June 30, 2000 and is not subject to subsidy payments.


     We spent approximately $13.5 million for nonaircraft capital expenditures during the three months ended June 30, 2000, consisting primarily of aircraft engine overhauls, rotable spare parts, buildings and ground equipment and rental vehicles.


     We have available $10.0 million in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was a net rate of 9.25% at June 30, 2000. We believe that, in the absence of unusual circumstances, the working capital available to us will be sufficient to meet our present requirements, including expansion, capital expenditures, lease payments and debt service requirements for at least the next 12 months.

SEASONALITY

     As is common in the airline industry, SkyWest's operations are favorably affected by increased travel, historically occurring in the summer months, and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which occasionally results in cancelled flights, principally during the winter months. However, SkyWest does expect some mitigation of the historical seasonal trends due to an increase in the portion of its operations in contract flying.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain quarterly financial and operating data for the periods indicated:


                                                     FISCAL 1999                      FISCAL 2000
                                  -------------------------------------------------   ----------
                                   JUNE 30,    SEPT. 30,     DEC. 31,     MAR. 31,     JUNE 30,
                                     1998         1998         1998         1999         1999
                                  ----------   ----------   ----------   ----------   ----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues..............  $   81,959   $  101,229   $  102,255   $  103,183   $  111,562
Operating income................      13,502       17,708       15,276       17,819       20,476
Net income......................       9,741       12,854        8,525       10,715       13,581
Net income per common share:
 Basic..........................  $     0.41   $     0.53   $     0.35   $     0.44   $     0.55
 Diluted........................  $     0.40   $     0.52   $     0.34   $     0.43   $     0.55
Passengers carried..............   1,017,312    1,321,955    1,322,740    1,238,914    1,365,706
Revenue passenger miles
 (000s).........................     215,726      278,281      266,216      255,649      290,590
Available seat miles (000s).....     393,755      473,025      495,063      482,279      525,104
Passenger load factor...........        54.8%        58.8%        53.8%        53.0%        55.3%
Passenger breakeven load
 factor.........................        45.9%        49.0%        45.9%        44.3%        45.4%
Yield per revenue passenger
 mile...........................        37.3c        35.7c        37.7c        39.6c        37.8c
Revenue per available seat
 mile...........................        20.7c        21.3c        20.6c        21.3c        21.1c
Cost per available seat mile....        17.3c        17.7c        17.5c        17.8c        17.4c
Average passenger trip
 (miles)........................         212          211          201          206          213

                                                                           FISCAL
                                            FISCAL 2000
                                  ------------------------------------   ----------
                                  SEPT. 30,     DEC. 31,     MAR. 31,     JUNE 30,
                                     1999         1999         2000         2000
                                  ----------   ----------   ----------   ----------
                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues..............  $  122,737   $  117,381   $  123,098   $  130,387
Operating income................      24,661       20,180       21,363       25,174
Net income......................      15,944       13,618       13,961       16,547
Net income per common share:
 Basic..........................  $     0.65   $     0.55   $     0.57   $     0.67
 Diluted........................  $     0.64   $     0.54   $     0.55   $     0.65
Passengers carried..............   1,487,297    1,354,955    1,295,332    1,401,113
Revenue passenger miles
 (000s).........................     323,282      292,397      290,411      319,830
Available seat miles (000s).....     550,629      542,050      547,597      565,409
Passenger load factor...........        58.7%        53.9%        53.0%        56.6%
Passenger breakeven load
 factor.........................        47.3%        44.8%        44.1%        45.9%
Yield per revenue passenger
 mile...........................        37.3c        39.5c        41.7c        40.1c
Revenue per available seat
 mile...........................        22.2c        21.6c        22.4c        23.0c
Cost per available seat mile....        17.9c        17.9c        18.7c        18.6c
Average passenger trip
 (miles)........................         217          216          224          228


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Aircraft Fuel


     We are exposed to fluctuations in the price and availability of aircraft fuel that affect our earnings. Our financial statements reflect both the cost of fuel we purchase for SkyWest-controlled flights, as well as fuel we purchase for contract flights, which is subject to reimbursement by our code-sharing partners. Currently, we have limited our exposure to fuel price increases with respect to approximately 65% of available seat miles produced, due to contractual arrangements with Delta and United. These major airlines reimburse us for the actual cost of fuel on contracted flights. For illustrative purposes only, we have estimated the impact of market risk using a hypothetical increase in fuel price per gallon of 10% for the three months ended June 30, 2000 and 1999. Based on this hypothetical assumption, and after considering the impact of the contractual arrangements, we would have experienced an increase in fuel expense of approximately $517,000 for the three months ended June 30, 2000 and $323,000 for the three months ended June 30, 1999. We currently intend to use cash generated by operating activities to fund any adverse change in the price of fuel.


     Interest Rates


     Our earnings are affected by changes in interest rates due to the amounts of variable rate long-term debt and the amount of cash and securities held. The interest rate applicable to variable rate notes may rise and increase the amount of interest expense. We would also receive higher amounts of interest income on our cash and securities held at the time; however, the market value of our available-for-sale securities would decline. At June 30, 2000, we had variable rate notes representing 27% of our total long-term debt and 8% at June 30, 1999. For illustrative purposes only, we have estimated the impact of market risk using a hypothetical increase in interest rates of one percentage point for both our variable rate long-term debt and cash and securities. Based on this hypothetical assumption, we would have incurred an additional $31,000 in interest expense and received $451,000 in additional interest income for the three months ended June 30, 2000 and an additional $14,000 in interest expense and received $393,000 in additional interest income for the three months ended June 30, 1999. As a result of this hypothetical assumption, we believe we could fund interest rate increases on our variable rate long-term debt with the increased amounts of interest income. We do not believe we have significant exposure to the changing interest rates on our fixed-rate, long-term debt instruments, which represented 73% of our total long-term debt at June 30, 2000 and 92% of our total long-term debt at June 30, 1999.

                                    BUSINESS

GENERAL

     We operate SkyWest Airlines, a regional airline offering scheduled passenger service with approximately 1,000 daily departures to 63 cities in 13 western states and Canada. All of our flights are operated as either United Express or The Delta Connection under code-sharing arrangements with United Airlines or Delta Air Lines.


     SkyWest has been a code-sharing partner with United since 1997 and with Delta since 1987. SkyWest's development of code-sharing relationships with multiple major airlines enables us to reduce our reliance on a single major airline partner and increase the stability of our operating results. For the year ended March 31, 2000, 64% of SkyWest's operating revenues was derived from United code-share service and 36% was derived from Delta code-share service. Approximately 76% of SkyWest's current flights are structured as contract flights. On contract flights, United or Delta controls scheduling, ticketing, pricing and seat inventories, and SkyWest is compensated with a fixed fee for each flight completed and an amount per passenger, and is eligible for additional compensation if certain service quality levels are achieved. Also, United and Delta, under contractual arrangements, have agreed to reimburse SkyWest for the actual cost of fuel on all of SkyWest's contract flights. On SkyWest-controlled flights, SkyWest controls scheduling, ticketing, pricing and seat inventories, and shares revenues with United or Delta according to prorate formulas for those SkyWest passengers connecting to a United- or Delta-operated flight.


     SkyWest's fleet consists of:

     - Ninety-two 30-seat Brasilia Turboprops, with an average age of 5.7 years; and

     - Twelve 50-seat Canadair Regional Jets, with an average age of 5.0 years.


     All of our aircraft are "cabin class" planes, which means they offer stand-up headroom, overhead and underseat storage, lavatories and in-flight attendant service.



     In order to accommodate our expanding operations, we have placed a firm order to acquire an additional 54 Canadair Regional Jets over the next four years, and a conditional order to acquire an additional 40 Canadair Regional Jets. We believe we will be able to place all 94 firm and conditional-order aircraft into code-sharing service under fixed-fee contract-flying arrangements with United, Delta or other major carriers. If we acquire all such 94 aircraft, we will also be eligible to exercise options to acquire an additional 155 Canadair Regional Jets, 95 of which have been assigned scheduled delivery dates through 2005, and the balance of which have unspecified delivery dates.



     For the fiscal year ended March 31, 2000, we generated record operating revenues of $474.8 million and net income of $57.1 million, as compared to operating revenues of $388.6 million and net income of $41.8 million for the fiscal year ended March 31, 1999.


INDUSTRY OVERVIEW

     Major, Low-fare and Regional Airlines


     The airline industry in the United States has traditionally been dominated by between five and ten "major airlines," including United, Delta, American Airlines, Continental Airlines, Northwest Airlines and US Airways. The major airlines offer scheduled flights to most major cities within the United States and throughout all or part of the world and also serve numerous smaller cities. The major airlines benefit from wide name recognition, a multi-decade operating history, control over gates and substantial financial resources. According to the Air Transport Association, during 1999, the major airlines collectively reported revenues of $84.2 billion.

     "Low-fare" airlines, such as Southwest Airlines and Frontier Airlines, generally offer fewer conveniences to travelers and have lower cost structures than major airlines, which permits them to offer flights to and from many of the same markets as the major airlines, but at lower prices.



     Regional airlines, including SkyWest, Comair, Atlantic Southeast Airlines, Mesa, Mesaba, Midway, Midwest Express, Horizon Airlines and Atlantic Coast Airlines, typically operate smaller aircraft on lower-volume routes than major airlines. Several regional airlines, including Comair, Atlantic Southeast Airlines and Horizon Airlines, are wholly-owned subsidiaries of major airlines. In contrast to low-fare airlines, regional airlines generally do not try to establish an independent route system to compete with the major airlines. Rather, regional airlines typically enter into relationships with one or more major airlines, pursuant to which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a hub of the major airline and a smaller outlying city. In exchange for such services, the regional airline is either paid a fixed per-flight fee by the major airline or receives a percentage of applicable ticket revenues. See "-- Relationship of Regional and Major Airlines."


     Growth of the Regional Airline Industry


     According to the Regional Airline Association, the regional airline sector of the airline industry experienced annual passenger growth of 7.6% between 1989 and 1999. We believe that the growth of the number of passengers using regional airlines and the revenues of regional airlines during the last decade is attributable to a number of factors, including:


     - Regional airlines work with, and often benefit from the strength of, the major airlines. Since many major airlines have incorporated increased use of regional airlines into their future growth strategies, many regional airlines have expanded, and may continue to expand, with the major airlines they serve.

     - Regional airlines tend to have a more favorable cost structure and leaner corporate culture than many major airlines. Many regional airlines were founded in the midst of the highly competitive market that developed following deregulation of the airline industry in 1978.

     - Many major airlines have determined that an effective method for retaining customer loyalty and maximizing system revenue, while lowering costs, is to outsource shorter, low-volume routes to more cost-efficient regional airlines flying under the major airline's code and name.


     - The regional airlines are gradually replacing smaller turboprop planes with 32- to 79-seat regional jets. Such regional jets feature cabin class comfort, low noise levels, high speed and range similar to the 120-seat plus aircraft operated by the major airlines, but are cheaper to acquire and operate because of their smaller size. We believe the increasing use of regional jets has led, and may continue to lead, to greater public acceptance of regional airlines.


     Relationship of Regional and Major Airlines


     Regional airlines generally enter into code-sharing agreements with major airlines, pursuant to which the regional airline is authorized to use the major airline's two-letter flight designator codes to identify the regional airline's flights and fares in the central reservation systems, to paint its aircraft with the colors and/or logos of its code-sharing partner and to market and advertise its status as a carrier for the code-sharing partner. For example, SkyWest flies out of Los Angeles, San Francisco, Seattle/Tacoma and Portland as United Express and out of Salt Lake City as The Delta Connection. In addition, the major airline generally provides reservation services, ticket stock, certain ticketing services, ground support services and gate access to the regional airline, and both partners often coordinate marketing, advertising and other promotional efforts. In exchange, the regional airline provides a designated number of low capacity (usually between 30 and 70 seats) flights between larger airports served by the major airline and surrounding cities, usually lower-volume markets.


     The financial arrangements between the regional airlines and their code-sharing partners usually involve either a revenue-sharing or a per-flight fixed-fee arrangement.

     - Revenue-Sharing Arrangements. Under a revenue-sharing arrangement, the major airline and regional airline negotiate a proration formula, pursuant to which the regional airline receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on the regional airline and the other portion of their trip on the major airline. Substantially all costs associated with the regional airline flight are borne by the regional airline. In such a revenue-sharing arrangement, the regional airline realizes increased profits as ticket prices and passenger loads increase or fuel prices decrease and, correspondingly, realizes decreased profits as ticket prices and passenger loads decrease or fuel prices increase.


     - Fixed-Fee Arrangements. Under a fixed-fee arrangement, the major airline generally pays the regional airline a fixed fee per flight, with additional incentives based on completion of flights, on-time performance and correct baggage handling. In addition, the major and regional airline often enter into an arrangement pursuant to which the major airline bears the risk of changes in the price of fuel. Regional airlines benefit from a fixed-fee arrangement because they are sheltered from most of the elements that cause volatility in airline earnings -- variations in ticket prices, passenger loads and fuel prices. However, regional airlines in fixed-fee arrangements do not benefit from a positive trend in ticket prices, passenger loads or fuel prices and, because the major airlines absorb most of the risks, the margin between the per-flight fixed fee and expected per-flight costs tends to be smaller than the margins associated with revenue-sharing arrangements.


BUSINESS STRATEGY

     Our business strategy consists of the following elements:


     - Focus on Markets in the Western United States. For the three months ended March 31, 2000, SkyWest held the largest market share of regional airline traffic at San Francisco International Airport (100% of regional airline passengers), Salt Lake City International Airport (99% of regional airline passengers) and Los Angeles International Airport (65% of regional airline passengers). We believe these markets, as well as the Pacific Northwest markets which SkyWest began serving in 1998 and the Denver market which SkyWest will begin serving in October 2000, offer attractive opportunities for long-term, profitable growth. Generally, western routes are less congested and, due to longer stage lengths than many eastern routes, offer significant time savings and convenience over alternate forms of travel. Many western cities are experiencing significant population and economic growth, and benefit from mild year-round weather. We also believe SkyWest is well positioned to capitalize on United's recently increased presence in western markets.



     - Build Upon Relationships With Code-Sharing Partners. We attribute significant growth in traffic and profitability to SkyWest's code-sharing agreements with United and Delta, two of the world's four largest airlines. SkyWest views the development of these relationships as a significant opportunity to achieve stable, long-term growth. SkyWest works closely with its code-sharing partners to expand service to existing markets, open new markets and schedule convenient and frequent flights. We believe that the principal reason SkyWest has attracted multiple code-sharing partners is its delivery of high quality customer service with an all-cabin class fleet. SkyWest's competitive fares and ability to offer passengers participation in frequent flyer programs of United and Delta are attractive incentives for passengers to fly on SkyWest. We also believe that multiple code-sharing agreements with major carriers diversifies operating risk by reducing reliance on a single major carrier.


     - Provide Excellent Customer Service. We believe SkyWest's insistence on excellent customer service in every aspect of its operations (personnel, flight equipment, in-flight amenities, on-time performance, flight completion ratios and baggage handling) has resulted in customer loyalty and preference for SkyWest as a regional carrier. We also believe that excellent customer service is largely responsible for SkyWest's multiple code-sharing relationships as United and Delta seek to build customer loyalty and preference for major carriers through high quality customer service provided by their regional partners. SkyWest believes that, for the year ended March 31, 2000, its flight completion ratio was among the highest of all regional airlines at 98.6%. SkyWest also believes its on-time performance ratio was among the highest of all regional carriers at 93.5%. Maintaining high performance ratios increases customer satisfaction and adds to SkyWest's profitability by meeting incentive payment standards included in its contract-flying arrangements with United and Delta. SkyWest has achieved these performance measures by:



      - operating a modern fleet of aircraft,



      - maintaining spare aircraft to assure a high rate of flight completion, and



      - pursuing its commitment to high quality maintenance.



     - Operate Limited Types of Aircraft. SkyWest operates two types of aircraft, Brasilia Turboprops and Canadair Regional Jets. By simplifying its fleet, SkyWest has gained efficiencies in training, maintenance and flight operations. Generally, Canadair Regional Jets are utilized on longer routes to supplement existing service by major carriers, to replace larger jets on routes where service is discontinued by major carriers, to replace Brasilia Turboprops as markets develop and demand increases, and to develop new markets. The design of the Canadair Regional Jets gives SkyWest the flexibility to configure seating arrangements and capacities to match market demands. SkyWest believes that Brasilia Turboprops are most efficiently used on shorter stage lengths to provide frequent and convenient service. For example, as SkyWest expanded service in Los Angeles with United in October 1997, Brasilia Turboprops were shifted from less efficient, non-hub based routes to more efficient Los Angeles hub and spoke routes connecting with code-sharing partners. Expansion into additional hubs will offer similar opportunities.



     - Emphasize Contract Flying. We believe that the shift from revenue-sharing arrangements to fixed-fee contract flying has reduced SkyWest's exposure to fluctuations in fuel prices, fare competition and passenger volumes. In some circumstances, contract flying also enables SkyWest to operate routes selected by United or Delta for strategic purposes, even though those routes might not offer margins that are attractive enough to motivate SkyWest to offer SkyWest-controlled flights. Approximately 65% of SkyWest's current operations are conducted under contract-flying arrangements with United and Delta. SkyWest anticipates that its contract flying operations will increase as a percentage of its total daily flights as additional United and Delta routes are added to the SkyWest system; however, we anticipate that margins associated with contract routes will be less than the margins SkyWest has historically generated on mature SkyWest-controlled routes.



     - Foster Our Employees' Best Efforts. With our anticipated growth in capacity, it is important that we encourage the best efforts of our employees and minimize turnover in all positions, particularly those positions that require us to bear significant training expenses. In addition to offering competitive compensation and benefits, we take a number of steps to make SkyWest an attractive place to work and build a career. For example, we have made company-wide stock option grants twice since 1995; we contribute 5% of net income to employees' accounts within our 401(k) plan; and we match employee contributions to those accounts, up to a maximum of 6% of the employee's compensation. We also have an incentive plan that allows every employee to benefit from our success. In fiscal 2000, we contributed 10% of our net income to this incentive plan, in which all employees with two years of service (excluding management) participate equally. That year, each full-time employee received $4,176 in incentive checks. We have never had a work stoppage, and none of our employees is represented by a union.


GROWTH OPPORTUNITIES


     During the five years ended March 31, 2000, our total operating revenues expanded at an annual rate of 20.8%, and we increased the number of daily flights from approximately 550 in 1995 to approximately 1,000 in 2000. All of our growth during the five-year period was internally generated. We have not made any material business acquisitions. We believe that we are well-positioned for continued growth for several reasons, including the following:


     - West Coast For United. United does not currently operate any regional jets from the Los Angeles, San Francisco, Seattle/Tacoma or Portland markets. We expect United to deploy most of the 20 Canadair Regional Jets we have designated for United service, and possibly additional Canadair Regional Jets, to medium and longer-distance, low-volume markets from such airports.


     - Denver For United. We do not currently operate out of Denver International Airport, but were recently selected by United to commence Denver operations in October 2000 with two Canadair Regional Jets. In May 2000, United announced that it will build a new $100 million regional aircraft terminal in Denver. Construction of the facility is scheduled to begin in 2001, and the terminal is expected to feature up to 36 regional aircraft gates. We believe that United's Denver hub could support up to 100 regional jets over the next several years. Because SkyWest is the only United Express carrier located west of Denver, we believe SkyWest is well-positioned to operate as United Express flying westward out of Denver.

     - Intermountain Flights For Delta. During 1999, Delta replaced its service to six markets with our Canadair Regional Jets as part of its rationalization process at Salt Lake City. Delta's rationalization process involves an increase in the number of longer-haul east/west Delta flights into Salt Lake City, and the transitioning of its regional flights to SkyWest. With its smaller aircraft, SkyWest can often substitute several flights for each Delta flight, providing increased frequency of service at a lower overall cost. As such rationalization continues, we believe that Delta could substitute our Canadair Regional Jets for many of its flights between Salt Lake City and other cities. Delta currently has no system-wide limitations on the number of regional jets operated by its code-sharing partners.

CODE-SHARING AGREEMENTS


     Our code-sharing agreements with United and Delta authorize us to use their two-letter flight designator codes ("UA" and "DL") to identify our flights and fares in the central reservation systems, to paint our aircraft with their colors and/or logos and to market and advertise our status as United Express or The Delta Connection carrier. Under our code-sharing agreement with United, we are compensated on a fixed-fee per-flight basis on 96% of our United Express flights and on a revenue-sharing basis for the remaining 4% of our United Express flights. Under our code-sharing agreement with Delta, we are compensated on a revenue-sharing basis for approximately 86% of our Delta Connection Flights, and on a fixed-fee per-flight basis on the remaining 14% of our Delta Connection flights. In addition, under both our United and our Delta code-sharing agreements, our passengers participate in frequent flyer programs of the major airline, and the major airline provides additional services such as reservations, ticket issuance, ground support services and gate access. We pay negotiated fees with respect to such services. We also coordinate our marketing, advertising and other promotional efforts with United and Delta.


     The significant terms of each of our code-sharing agreements are as follows:


     The United Code-Sharing Agreement. We provide a designated number of flights per day as United Express between Los Angeles, San Francisco, Seattle/Tacoma, Portland and designated outlying cities. United provides reservation services, tickets, baggage tags, ticket wallets and similar items with respect to such flights and also controls scheduling, ticket prices and seat inventories with respect to such flights. In exchange for providing the designated number of flights and performing our other obligations under the United agreement, we receive from United a fixed fee per flight, an additional amount per passenger, and per-passenger incentives based upon on-time performance, flight completion rates and correct baggage handling. We have also entered into a fuel reimbursement arrangement with United, pursuant to which United has agreed to reimburse SkyWest for the actual cost of fuel for all of SkyWest's contract flights. We presently operate 706 flights per day (96% of our United Express flights) pursuant to such provisions.

     We also operate as a United Express carrier between certain cities with respect to which we do not receive a fixed fee per flight. With respect to such flights, we control scheduling, inventory and pricing subject to United's concurrence that such service does not adversely affect its other operations in the region. In lieu of a fixed fee with respect to such flights, we share revenues with United based upon a portion of passenger fares. We presently operate 26 flights per day (4% of our United Express flights) pursuant to such provisions.


     The United agreement terminates on May 31, 2008; however, United may terminate the United agreement in whole or in part at any time for any or no reason upon 180 days' notice. The United agreement may also be terminated upon 30 days' notice for cause and in the event of a merger or other transaction in which substantially all of the assets of SkyWest are transferred to another entity.


     Under the United agreement, if we desire to merge with another company, sell or otherwise transfer our assets to a third party, or issue capital stock exceeding 5% of our outstanding capital stock (30% if the stock is issued in a public offering) to such third party, we are required to give United notice of the proposed transaction, offer to complete such transaction with United instead of such third party, negotiate with United in good faith terms and conditions on which we could complete such transaction with United and offer United any terms and conditions we offer to such third party. If we are unable to agree with United, we may enter into negotiations with other parties, but we may not enter into any agreement on terms more favorable to any such party than those we offered to United. The United agreement also provides that United must concur in any marketing or code-sharing relationship with any other carrier with respect to city pairs served by United.



     The Delta Code-Sharing Agreement. We have operated as The Delta Connection from Delta's Salt Lake City and Los Angeles hubs since 1987. As of June 30, 2000, 204 of our Delta flights per day (86% of our Delta flights) are subject to a revenue-sharing arrangement, and the remaining 34 Delta flights per day (14% of our Delta flights) are subject to a fixed-fee arrangement. Delta has entered into a fuel reimbursement arrangement with respect to flights subject to the fixed-fee arrangement, pursuant to which Delta has agreed to reimburse SkyWest for the actual cost of fuel for all of SkyWest's contract flights.



     The Delta agreement establishes procedures, allocates responsibility and sets standards for such matters as schedule publication, billing and accounting procedures, ticketing, customer services, inconvenienced customers and insurance. The Delta agreement continues until June 20, 2010, but is subject to earlier termination under various circumstances, including upon 180 days' advance notice by either party for any or no reason or upon the occurrence of a merger or similar transaction in which our company or business is acquired. Delta currently owns approximately 12.5% of our outstanding common stock (without giving effect to the issuance of additional shares of common stock to be sold in this offering), which was acquired under the Delta Stock Option Agreement entered into in January 1987, concurrently with the initial Delta agreement.


MARKETS AND ROUTES


     Markets. We believe that our development of hub operations in Los Angeles, San Francisco, Seattle/ Tacoma and Portland with United, and Salt Lake City with Delta, has been a principal factor in the growth of our flight operations and will facilitate implementation of our growth and operating strategy. As of June 30, 2000, we scheduled 326 daily flights to or from Los Angeles International Airport, 200 daily flights to or from San Francisco International Airport, 238 daily flights to or from Salt Lake City International Airport and 180 daily flights to or from Seattle/Tacoma International Airport and Portland International Airport combined. We expect to commence operations with two Canadair Regional Jets from Denver International Airport on behalf of United in October 2000.



     At the San Francisco International Airport, Salt Lake City International Airport and Los Angeles International Airport, SkyWest is the largest regional airline, with market shares as of March 31, 2000 of 100% of regional airline passengers in San Francisco, 99% of regional airline passengers in Salt Lake City and 65% of regional airline passengers in Los Angeles. As of June 30, 2000, our primary code-sharing partner in such cities, United, operated 492 daily flights to or from San Francisco, with 54% of total traffic, and 438 daily flights to or from Los Angeles, with 23% of total traffic. As of the same date, Delta operated 290 daily flights to or from Salt Lake City, with 67% of total traffic. In 17 of the 63 cities that SkyWest serves, it is the only scheduled commercial air service.


     Routes. The following tables identify the cities we served as of June 30, 2000:

ARIZONA:
  Yuma
CALIFORNIA:
  Bakersfield
  Carlsbad
  Chico
  Crescent City
  Eureka/Arcata
  Fresno*
  Imperial/El Centro
  Inyokern
  Los Angeles
  Merced
  Modesto
  Monterey
  Ontario
  Orange County*
  Oxnard
  Palm Springs*
  Redding
  Sacramento
  San Diego
  San Francisco*
  San Jose
  San Louis Obispo
  Santa Barbara
  Santa Maria
  Santa Rosa
  Visalia
COLORADO:

  Colorado Springs*


  Denver*+

  Grand Junction*
IDAHO:
  Boise*
  Idaho Falls*
  Pocatello
  Sun Valley
  Twin Falls
MONTANA:
  Billings*
  Bozeman*
  Butte*
  Helena*
  Missoula*
  West Yellowstone
NEBRASKA
  Omaha*
NEW MEXICO:
  Albuquerque*
NEVADA:
  Elko
  Las Vegas
  Reno*
OREGON:
  Eugene
  Medford
  Portland*
  Redmond
SOUTH DAKOTA:
  Rapid City*
UTAH:
  Cedar City
  Salt Lake City
  St. George
WASHINGTON:
  Bellingham
  Pasco*
  Seattle/Tacoma
  Spokane
  Yakima
WYOMING:
  Casper*
  Cody
  Jackson Hole
CANADA:
  Calgary*
  Vancouver, B.C.*

---------------

 * Service provided by SkyWest utilizing one or more Canadair Regional Jets.



 + Effective October 1, 2000.

FLIGHT EQUIPMENT

     As of June 30, 2000, we operated a fleet of 104 aircraft, consisting of 92 Brasilia Turboprops and 12 Canadair Regional Jets, as described in the following table:

                                                                     SCHEDULED    AVERAGE
                                        AIRCRAFT                      FLIGHT      CRUISING    AVERAGE
                                     ---------------    PASSENGER      RANGE       SPEED        AGE
                                     OWNED    LEASED    CAPACITY      (MILES)      (MPH)      (YEARS)
                                     -----    ------    ---------    ---------    --------    -------
Brasilia Turboprop.................   21        71         30           300         300         5.7
Canadair Regional Jet..............    1        11         50           850         530         5.0


     In addition, United has agreed to contract for the use of 10 additional Canadair Regional Jets on a fixed-fee basis, and Delta has agreed to contract for the use of 34 additional Canadair Regional Jets on a fixed-fee basis. Based on such agreements, we have placed a firm order to acquire an additional 54 Canadair Regional Jets over the next four years, and a conditional order to acquire an additional 40 Canadair Regional Jets. If we acquire all such 94 aircraft, we will also be eligible to exercise options to acquire an additional 155 Canadair Regional Jets, 95 of which have been assigned scheduled delivery dates through 2005, and the balance of which have unspecified delivery dates. We have no orders for additional aircraft other than the Canadair Regional Jets.



     The following table outlines the number of Canadair Regional Jets we are scheduled to receive during each of the next four fiscal years and the expected size and composition of our fleet following the receipt of such Canadair Regional Jets. The information presented in the table is based on our firm order for 54 Canadair Regional Jets and does not include any of the 40 Canadair Regional Jets subject to our conditional order or any aircraft subject to options. If we acquire any Canadair Regional Jets that are subject to conditional orders or options, the number of Brasilia Turboprops in flight will be reduced from the number indicated below.



                                                             DURING THE FISCAL YEAR ENDED MARCH 31,
                                                            -----------------------------------------
                                                            2000     2001     2002     2003     2004
                                                            -----    -----    -----    -----    -----
Additional 50-seat Canadair Regional Jets.................   --        7       15       26        7
Total Canadair Regional Jets..............................   11       18       33       59       66
Total Brasilia Turboprops.................................   92       91       86       75       70



     The Canadair Regional Jets are the quietest commercial jet currently available and offer many of the amenities of larger commercial jet aircraft, including a stand-up cabin, overhead and underseat storage, lavatories, in-flight snack and beverage service, and, in many cases, more leg room than larger jets. The speed of Canadair Regional Jets is comparable to larger aircraft operated by the major airlines, and they have a range of up to 1,200 miles; however, because of their smaller size and efficient design, the per-flight cost of operating a Canadair Regional Jet is less than that of a 120-seat or larger jet aircraft. As of June 30, 2000, we operated our 12 Canadair Regional Jets out of Salt Lake City to approximately 22 destinations, generally on longer stage lengths.


     The Brasilia Turboprops are 30-seat, pressurized aircraft designed to operate more economically over short-haul routes with lower passenger load factors than larger jet aircraft. These factors make it economically feasible for SkyWest to provide high frequency service in markets with relatively low volumes of passenger traffic. Passenger comfort features of the Brasilia Turboprop aircraft include stand-up headroom, a lavatory, overhead baggage compartments and flight attendant service. We expect that United and Delta will want us to continue to operate Brasilia Turboprops in markets where passenger load and other factors make the operation of a Canadair Regional Jet impractical. As of June 30, 2000, we operated 92 Brasilia Turboprops out of Salt Lake City, Los Angeles, San Francisco, Seattle/Tacoma and Portland to approximately 52 destinations. Our Brasilia Turboprops are generally used in our California markets, which are characterized by high frequency service on shorter stage lengths.

GROUND OPERATIONS


     Our employees perform substantially all routine airframe and engine maintenance and periodic inspection of equipment. Maintenance is performed primarily at facilities in Salt Lake City, Utah and Fresno and Palm Springs, California. We lease a 90,000 square foot aircraft maintenance and training facility at the Salt Lake City International Airport and own a 56,600 square foot maintenance facility in Palm Springs. Our Salt Lake City facility consists of a 40,000 square foot maintenance hangar and 50,000 square feet of training and other facilities to support our growing hub operations. The facility was constructed and is owned by the Salt Lake City Airport Authority. We are leasing the facility under an operating lease arrangement over a 36-year term, expiring in August 2021. The Palm Springs maintenance facility supports our expanding Southern California operations. We also lease a 90,000 square-foot maintenance hangar and 15,000 square-foot administrative and support facility in Fresno, California.


     We lease ticket counters and check-in, boarding and other facilities in the passenger terminal areas in the majority of the airports we serve and staff these facilities with our personnel. United and Delta provide ticket handling and ground support services for SkyWest in 32 of the 63 airports SkyWest serves. Our employees provide substantially all training to SkyWest pilots and maintenance personnel, utilizing our training facilities located at Salt Lake City, Utah and Fresno, California.

     We also own our corporate headquarters, located in a 63,000 square foot building in St. George, Utah.


NATIONAL PARKS TRANSPORTATION



     In order to maintain our focus on our core business, on July 21, 2000 we completed the sale of National Parks Transportation, Inc., which provides car rental services at six airports served by SkyWest, including Page, Arizona, Ely and Elko, Nevada and St. George, Cedar City and Vernal, Utah. Revenues from the operations of National Parks Transportation, Inc. represented less than 1% of our revenues during the fiscal year ended March 31, 2000.


EMPLOYEES


     As of June 30, 2000, we employed 3,593 full-time equivalent employees, including 1,487 pilots and flight attendants, 1,425 customer service personnel, 443 mechanics and other maintenance personnel and 238 administration and support personnel. Our employees are not currently represented by any union. We are aware, however, that collective bargaining group organization efforts among our employees occur from time to time and expect that such efforts will continue in the future. During August 1999, the question of whether or not to join the Air Line Pilots Association was submitted to our pilots, who voted against joining the association by a narrow margin. Under governing rules, our pilots may again vote on this issue as early as August 2000. If unionizing efforts are successful, we may be subjected to risks of work interruption or stoppage and/or incur additional expenses associated with union representation of our employees. In connection with our proposed acquisition of at least 54 Canadair Regional Jets and related expansion, we anticipate hiring approximately 2,500 additional employees, many of whom may be represented by a union in their current employment. We have never experienced any work stoppages and consider our relationship with our employees to be good.


COMPETITION AND ECONOMIC CONDITIONS


     The airline industry is highly competitive. We not only compete with other regional airlines, some of which are owned by or are operated as code-sharing partners of major airlines, but also face competition from low-fare airlines and major airlines on many of our routes. We are the dominant regional airline operating out of the Salt Lake City International Airport; however, Southwest Airlines, a national low-fare airline, also operates out of the Salt Lake City International Airport, which results in significant price competition at the Salt Lake City hub. Competition in the Southern California and Pacific Northwest markets, which we service from our hubs in Los Angeles, Seattle/Tacoma and Portland, is particularly intense, with a large number of carriers in these markets. In our markets served from Los Angeles

International Airport, our principal competitor is American Eagle. In our markets served from airports in Seattle/Tacoma and Portland, our principal competitor is Horizon Airlines.



     The principal competitive factors in the regional airline industry are fare pricing, customer service, routes served, flight schedules, aircraft types and code-sharing relationships. Certain of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.


     Generally, the airline industry is highly sensitive to general economic conditions, in large part due to the discretionary nature of a substantial percentage of both business and pleasure travel. In the past, many airlines have reported decreased earnings or substantial losses resulting from periods of economic recession, heavy fare discounting and other factors. Economic downturns combined with competitive pressures have contributed to a number of bankruptcies and liquidations among major and regional carriers. The effect of economic downturns is somewhat mitigated by our fixed-fee arrangements with respect to certain flights. Nonetheless, the per passenger component in such fee structure would be affected by a economic downturn. In addition, if our major airline code-sharing partners experience longer-term decline in passenger load or are injured by low ticket prices or high fuel prices, they will likely seek to reduce our fixed fees or cancel a number of flights in order to reduce their costs.

REGULATION

     All interstate air carriers, including SkyWest, are subject to regulation by the DOT, the FAA and certain other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight maintenance or operations activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. Generally, governmental agencies enforce their regulations through, among other mechanisms, certifications, which are necessary for our continued operations, and proceedings, which can result in civil or criminal penalties or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts that have failed or may fail in the future.

     We believe that we are operating in material compliance with FAA regulations and hold all necessary operating and air worthiness certificates and licenses. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. Our flight operations, maintenance programs, record keeping and training programs are conducted under FAA approved procedures. We do not operate at any airports where landing slots are restricted.

     All air carriers are required to comply with federal law and regulations pertaining to noise abatement and engine emissions. All air carriers are also subject to certain provisions of the Federal Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities. We are also subject to certain other federal and state laws relating to protection of the environment, labor relations and equal employment opportunity. Management believes that we are in compliance in all material respects with these laws and regulations.

INSURANCE

     We maintain insurance policies that we believe are of types customary in the industry and in amounts we believe are adequate to protect us against material loss. The policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverages for loss or damage to our flight equipment, and workers' compensation insurance. There is no assurance, however, that the amount of insurance we carry will be sufficient to protect us from material loss.

LEGAL PROCEEDINGS


     We are subject to certain legal and administrative actions which we consider routine to our business activities. As of June 30, 2000 we believe, after consultation with our legal counsel, that the ultimate outcome of any pending legal matters will not have a material adverse effect on our financial position, liquidity or results of operation.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following are our executive officers and directors:


                   NAME                     AGE                          POSITION
                   ----                     ---                          --------
Jerry C. Atkin............................  51     Chairman, President and Chief Executive Officer
Ron B. Reber..............................  46     Executive Vice President and Chief Operating Officer
Bradford R. Rich..........................  39     Executive Vice President, Chief Financial Officer
                                                   and Treasurer
Sidney J. Atkin...........................  66     Vice Chairman
J. Ralph Atkin............................  57     Director
Mervyn K. Cox.............................  63     Director
Ian M. Cumming............................  59     Director
Henry J. Eyring...........................  36     Director
Robert G. Sarver..........................  38     Director
Hyrum W. Smith............................  56     Director
Steven F. Udvar-Hazy......................  54     Director



     Jerry C. Atkin joined us in July 1974 as a member of our Board of Directors and as our Director of Finance. In 1975, he assumed the office of President and Chief Executive Officer. He was elected Chairman of our Board of Directors in 1991. Prior to employment with us, Mr. Atkin was employed by a public accounting firm and is a certified public accountant. Mr. Atkin is a board member of each of (i) The Regence Group, a medical insurance holding company, and (ii) Zions Bancorporation, a Utah bank holding company. He also serves as the 2000 Chairman of the Regional Airline Association.


     Ron B. Reber has served in various capacities since joining us in 1977. He is currently Executive Vice President and Chief Operating Officer of SkyWest Airlines, Inc. with general responsibility for flight operations, maintenance, customer service, market planning, marketing, revenue control and pricing.


     Bradford R. Rich joined us in 1987 as Corporate Controller. He was previously employed with Arthur Andersen LLP and is a certified public accountant. He is currently Executive Vice President, Chief Financial Officer and Treasurer with responsibility for financial accounting, treasury, public reporting, investor relations, internal audit and information technology.


     Sidney J. Atkin has served as a member of our Board of Directors since 1973, and was elected Vice Chairman of our Board of Directors in 1988. From 1984 to 1988, he served as our Senior Vice President. For more than five years, Mr. Atkin has been president of Sugarloaf Corp., a Utah corporation involved in the operation of restaurants and hotels.


     J. Ralph Atkin is the founder of our company, served as our President and Chief Executive Officer from 1972 to 1975, and has served as a member of our Board of Directors since 1972. He served as Chairman of our Board of Directors from 1972 to 1991. From 1984 to 1988 he served as our Senior Vice President. He served as chief executive officer of EuroSky, a company organized to explore the feasibility of a regional airline in Austria, during 1994 and 1995. From March 1991 to January 1993, he was director of business and economic development for the State of Utah. Mr. Atkin is an attorney and is currently engaged in the private practice of law in St. George, Utah.



     Mervyn K. Cox has served as a member of our Board of Directors since 1974. He is an orthodontist engaged in private practice, and has also engaged in the development and management of real estate.



     Ian M. Cumming has served as a member of our Board of Directors since 1986. He is chairman of Leucadia National Corporation, a diversified financial services holding company principally engaged in personal and commercial lines of property and casualty insurance, life and health insurance, banking and lending and manufacturing. Mr. Cumming is also a director of Allcity Insurance Company, a property and
casualty insurer, and MK Gold Company, a gold mining and exploration company. In addition, he is the chairman of Barbados Light & Power Co., a Caribbean utilities company.



     Henry J. Eyring has served as a member of our Board of Directors since 1995. He is also the director of the MBA Program at Brigham Young University's Marriott School of Management. From 1989 to 1998, he was employed by the Monitor Company, an international management consulting firm based in Cambridge, Massachusetts, and he continues to serve as a consultant to the Monitor Company. From June 1986 to June 1990, he was chief financial officer for the Huntsman Cancer Foundation. He is also a member of the Board of Trustees of Southern Utah University.



     Robert G. Sarver has served as a member of our Board of Directors since January 2000. He also serves as chairman of the board and chief executive officer of California Bank and Trust, positions he has held since 1995. He has been the executive vice president of Zions Bancorporation, a bank holding company, since October 1998 and is currently on its board of directors. Mr. Sarver also serves as an executive director of Southwest Value Partners, a real estate investment company. He is also a director of Meritage Corporation, a builder of single-family homes.



     Hyrum W. Smith has served as a member of our Board of Directors since 1996. He is also co-founder and current vice chairman of Franklin Covey Co., a publicly-held learning and performance solutions company dedicated to increasing the effectiveness of individuals and organizations. Mr. Smith served as chief executive officer and chairman of Franklin Covey Co. from February 1997 to March 1998, a position he also held from April 1991 to September 1996. Mr. Smith was senior vice president of Franklin Quest Co. from December 1984 to April 1991. Franklin Covey Co. was formerly known as Franklin Quest Co. until its merger with Covey Leadership Center, Inc. in May 1997.


     Steven F. Udvar-Hazy has served as a member of our Board of Directors since 1986. He is also currently president, director and chief executive officer of International Lease Finance Corporation, a wholly owned subsidiary of American International Group, Inc., which leases and finances commercial jet aircraft worldwide. Mr. Udvar-Hazy has been engaged in aircraft leasing and finance for 35 years.

     J. Ralph Atkin and Sidney J. Atkin are brothers. Jerry C. Atkin is their nephew.

KEY EMPLOYEES

     In addition to the executive officers listed above, the following are certain of our key employees:


                   NAME                     AGE                     POSITION
                   ----                     ---                     --------
James K. Boyd.............................  43     Vice President -- Customer Service
Eric D. Christensen.......................  42     Vice President -- Planning and Secretary
H. Michael Gibson.........................  50     Vice President -- Maintenance
Steven L. Hart............................  39     Vice President -- Market Development
Brad Holt.................................  40     Vice President -- Flight Operations
Michael J. Kraupp.........................  39     Vice President -- Controller


     James K. Boyd joined us in 1981. He is currently Vice President -- Customer Service with responsibility for SkyWest ticket counter, gate and ramp personnel. He also has served as Director of Stations and Station Manager.

     Eric D. Christensen joined us in 1985. He is currently Vice
President -- Planning and Secretary with responsibility for aircraft acquisitions, fleet planning and risk management. He has also served as Assistant to the President and Director of Finance.

     H. Michael Gibson joined us in 1988. He is currently Vice
President -- Maintenance with responsibility for aircraft maintenance, parts, inventory control and maintenance personnel training. He also has served as Director of Quality Assurance for SkyWest.

     Steven L. Hart joined us in 1986. He is currently Vice President -- Market Development with responsibility for flight scheduling, revenue control and pricing. He also has served as Director of Market Planning, Market Analyst and Director of Marketing.

     Brad Holt joined us in 1983. He is currently Vice President -- Flight Operations with responsibility for flight crew supervision and dispatch, flight safety and flight quality standards. He also has served as Director of Flight Standards, Chief Flight Instructor, Check Airman and Line Pilot.


     Michael J. Kraupp joined us in 1991. He has been Vice
President -- Controller since 1993 with responsibility for financial accounting and public reporting. He previously was employed by Arthur Andersen LLP and is a certified public accountant.

                       PRINCIPAL AND SELLING STOCKHOLDERS



     The following table sets forth information with respect to the beneficial ownership of our common stock as of August 9, 2000, and as adjusted to reflect the sale of the shares of our common stock offered hereby, by:



     - each selling stockholder;



     - each person known by us to be a beneficial owner of more than 5% of the outstanding shares of our common stock;



     - each of our directors; and



     - all directors and executive officers as a group.



Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares indicated. The address for each of the directors and officers listed below is 444 South River Road, St. George, Utah 84790.



                                           BENEFICIAL OWNERSHIP                BENEFICIAL OWNERSHIP
                                          PRIOR TO THE OFFERING                 AFTER THE OFFERING
                                          ----------------------    SHARES     --------------------
 NAME AND ADDRESS OF BENEFICIAL OWNERS      SHARES      PERCENT     OFFERED     SHARES      PERCENT
 -------------------------------------    ----------    --------    -------    ---------    -------
Delta Air Holdings, Inc. ...............  3,107,798       12.5%          --    3,107,798     11.4%
  Hartsfield Atlanta International
  Airport
  Atlanta, Georgia 30320
Wellington Management Co. LLP(1)........  1,705,800        6.9           --    1,705,800      6.2
  75 State Street
  Boston, Massachusetts 02109
Nicholas-Applegate Capital Management...  1,353,243        5.4           --    1,353,243      5.0
  600 West Broadway, 29th Floor
  San Diego, California 92101
Jerry C. Atkin..........................  1,030,899(2)     4.1       30,000    1,000,899      3.6
Sidney J. Atkin.........................    886,528(3)     3.6       30,000      856,528      3.1
Mervyn K. Cox...........................    332,500(4)     1.3       30,000      302,500      1.1
Bradford R. Rich........................     64,401(5)       *           --       64,401        *
Ron B. Reber............................     63,026(6)       *           --       63,026        *
Ian M. Cumming..........................     34,000(4)       *       33,000        1,000        *
Steven F. Udvar-Hazy....................     16,500(7)       *           --       16,500        *
Hyrum W. Smith..........................     16,000(8)       *           --       16,000        *
Henry J. Eyring.........................     15,100(7)       *        9,100        6,000        *
Robert G. Sarver........................      8,500          *           --        8,500        *
J. Ralph Atkin..........................      4,000(7)       *        4,000           --       --
All executive officers and directors, as
  a group (11 persons)..................  2,471,454(9)     9.8%     136,100    2,335,354      8.5%


---------------

  *  Represents less than 1% of total outstanding shares.



(1) Data for Wellington Management Co. LLP is as of March 31, 2000, the most recent publicly available data for their stockholdings.



(2) Includes 414,470 shares held separately by Carolyn J. Atkin, Mr. Atkin's wife, and 105,000 shares issuable upon exercise of options.



(3) Includes 604,000 shares held by a family limited partnership of which Mr. Atkin and his wife are the general partners, 265,744 shares held by Mr. Atkin as trustee of a trust for the benefit of his family, 8,784 shares held by his wife and 8,000 shares issuable upon exercise of options.



(4) Includes 16,000 shares issuable upon exercise of options.



(5) Includes 63,000 shares issuable upon exercise of options.



(6) Includes 38,000 shares issuable upon exercise of options.



(7) Includes 4,000 shares issuable upon exercise of options.



(8) Includes 12,000 shares issuable upon exercise of options.



(9) Includes 270,000 shares issuable upon exercise of options.

                          DESCRIPTION OF CAPITAL STOCK


     Our authorized capital stock consists of 120,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value.


COMMON STOCK


     As of August 9, 2000, there were 24,836,404 shares of our common stock issued and outstanding that were held by approximately 1,000 stockholders of record. No shares of our preferred stock have been issued.



     Subject to the rights of the holders of our preferred stock, each holder of our common stock has equal ratable rights to dividends from funds legally available therefor, if, as and when declared by our board of directors. The declaration and payment of all dividends, however, is subject to the discretion of our board of directors. In the event of our liquidation or dissolution or the winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and amounts, if any, due to holders of our preferred stock. Holders of our common stock are entitled to one vote per share on all matters that stockholders may vote on at all meetings of our stockholders. The holders of our common stock do not have cumulative voting rights. The holders of our common stock do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto. All the outstanding shares of our common stock are fully paid and nonassessable, and the shares of our common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.



     Pursuant to the terms of the Stock Option Agreement we have executed with Delta, if we propose to issue any additional voting securities while Delta owns at least 10% of the outstanding shares of our common stock and our code-sharing agreement with Delta or a substantially similar agreement with Delta remains in effect, then Delta has a preemptive right to acquire, on the same terms and conditions as the proposed issuance of securities, the number of voting securities that, when added to all voting securities then owned by Delta, would provide Delta with the number of votes necessary to preserve Delta's percentage voting interest. Delta also has the right to require us to register its shares of our common stock for re-sale under the Securities Act and has the right to piggyback on any registration we initiate other than at Delta's request. The Stock Option Agreement also provides us with a right of first refusal to purchase shares of our common stock proposed to be sold by Delta in certain types of transactions. Delta has elected not to exercise its preemptive or registration rights under the Stock Option Agreement in connection with this offering and we have agreed to permanently waive our right of first refusal under the Stock Option Agreement.


PREFERRED STOCK


     We are authorized to issue preferred stock from time to time in one or more series without stockholder approval. No shares of preferred stock are presently outstanding. With respect to our preferred stock, our board of directors is authorized, without any further action by our stockholders, to: (i) divide the preferred stock into series; (ii) designate each such series; (iii) fix and determine dividend rights; (iv) determine the price, terms and conditions on which shares of preferred stock may be redeemed; (v) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation; (vi) determine any sinking fund provisions; and (vii) establish any conversion privileges. Thus, our board of directors, without stockholder approval, could authorize the issuance of preferred stock with rights which could decrease the amount of earnings and assets available for distribution to holders of shares of our common stock or otherwise adversely affect the rights of the holders of our common stock. Any future issuance of preferred stock may have the effect of delaying or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any preferred stock.


BOARD OF DIRECTORS


     Our board of directors currently consists of nine directors who are elected for one-year terms at the annual meetings of our stockholders. Pursuant to the terms of the Delta Stock Option Agreement, for as long as Delta owns at least 10% of the outstanding shares of our common stock, it has the right to require us to include at least one Delta designee, reasonably acceptable to us, on the slate of nominees for election as directors nominated by our board of directors, and we are further required to use our reasonable best efforts to assure that such individual is elected to our board of directors. From August 9, 1988 to April 1, 1997, the date of the resignation of Delta's most recent nominee, Delta had continuous representation on our board of directors through such nominees. Since April 1997, Delta has not designated a nominee to serve on our board of directors.


UTAH CONTROL SHARES ACQUISITION ACT


     The Utah Control Shares Acquisition Act (the "Control Shares Act") provides that any person or entity that acquires "control shares" of a publicly held Utah corporation in a "control share acquisition" is denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. The Control Shares Act provides that a person or entity acquires "control shares" whenever it acquires shares that, but for the operation for the Control Shares Act would bring its voting power within any of the following three ranges: (i) 20% to 33 1/3%, (ii) 33 1/3% to 50%, or (iii) 50% or more. A "control share acquisition" is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The directors or stockholders of a corporation may elect to exempt the stock of the corporation from the provisions of the Control Shares Act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our Restated Articles of Incorporation and Bylaws do not exempt our common stock from the provisions of the Control Shares Act.


     The stockholders of a corporation must consider the status of the voting rights of control shares of the corporation acquired in a control share acquisition at the next annual or special meeting of stockholders held following such acquisition. The acquiror may accelerate the decision and require the corporation to hold a special meeting of stockholders for the purpose of considering the status of those rights if the acquiror (i) files an "acquiring person statement" with the corporation, and (ii) agrees to pay all expenses of the meeting. If the stockholders do not vote to restore voting rights to the control shares, the corporation may, if its articles of incorporation or bylaws so provide, redeem the control shares from the acquiror at fair market value. If the acquiror fails to file an acquiring person statement, the corporation may, if its articles of incorporation or bylaws so provide, redeem the control shares at any time within 60 days of the acquiror's last acquisition of control shares, regardless of the decision of the stockholders to restore voting rights. Our Restated Articles of Incorporation and Bylaws do not provide for such redemption. Unless otherwise provided in the articles of incorporation or bylaws of a corporation, stockholders are entitled to dissenters' rights if the control shares are accorded full voting rights and the acquiror has obtained majority or more control shares. Our Restated Articles of Incorporation and Bylaws do not deny such dissenters' rights to our stockholders.

     The provisions of the Control Shares Act may discourage companies interested in acquiring a significant interest in or control of us.

UNITED'S RIGHT OF FIRST REFUSAL


     Under our code-sharing agreement with United, if we desire to merge with another company, sell or otherwise transfer our assets to a third party, or issue capital stock exceeding 5% of our outstanding capital stock (30% if the stock is issued in a public offering) to such third party, we are required to give United notice of the proposed transaction, offer to complete such transaction with United instead of such third party, negotiate with United in good faith terms and conditions on which we could complete such transaction with United and offer United any terms and conditions we offer such third party. If we are unable to agree with United, we may enter into negotiations with other parties, but we may not enter into any agreement on terms more favorable to any such party than those we offered to United. The existence of this right of first refusal may adversely affect our ability to negotiate or consummate the sale of all or part of our business to a company other than United and may adversely affect the terms of a sale to any company, including United.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for our common stock is Zions First National Bank, N.A., Salt Lake City, Utah.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement dated
            , 2000, the underwriters named below, through their representative, Raymond James & Associates, Inc., have severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock set forth opposite their names below:

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Raymond James & Associates, Inc. ...........................


                                                              ---------
  Total.....................................................  2,636,100
                                                              =========


     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any materially adverse change in our business and the receipt of certain certificates, opinions and letters from us and our attorneys and independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered hereby if any of the shares are purchased.


     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 395,415 shares of our common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover over-allotments, if any, in connection with the sale of our common stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to the underwriter's initial amount set forth in the table above.


     The following table summarizes the underwriting discounts and commissions to be paid by us to the underwriters and the expenses payable by us for each share of our common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of common stock.


                                                                PER     WITHOUT    WITH
                                                               SHARE    OPTION    OPTION
                                                              -------   -------   -------
Underwriting discounts and commissions payable by us........  $         $         $
Underwriting discounts and commissions payable by the
  selling stockholders......................................  $         $         $
Expenses payable by us......................................  $         $         $



     We have been advised that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession not in excess of $     per share. The underwriters may allow, and
such dealers may re-allow, a concession not in excess of $     per share to
certain other dealers. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.



     We, certain of our executive officers, our directors, the selling stockholders and Delta Air Lines, Inc. have agreed that for a period of 90 days after the date of this prospectus we and they will not, without the prior written consent of Raymond James & Associates, Inc., directly or indirectly: offer, offer to sell, sell, pledge, contract to sell, grant any option to purchase, or otherwise dispose or transfer (or announce any offer, offer of sale, sale, contract of sale, grant of any option to purchase, or any other disposition or transfer) of (i) any shares of our common stock or of securities substantially similar thereto or (ii) any other securities convertible into, exchangeable, or exercisable for, shares of our common stock or such similar securities, beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by such person whether owned as of the date of this prospectus, acquired after the date of this prospectus, other than (A) an exercise of stock options or sale of our common stock pursuant to a "cashless exercise" of stock options which are either (x) outstanding on the date of this prospectus, (y) issued under our Amended and Combined Incentive and Nonstatutory Stock Option Plan, or (z) issued under our AllShare Incentive Stock Option Plan, (B) a bona fide gift of our common stock, provided that the donee agrees in writing to be bound by the foregoing terms or (C) the offer and/or sale of shares of our common stock in the offering.


     Until the offering is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq National Market, or otherwise.


     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect thereof.


                                 LEGAL MATTERS

     The legality of our common stock offered hereby will be passed upon for us by Parr Waddoups Brown Gee & Loveless, a professional corporation, Salt Lake City, Utah and for the underwriters by King & Spalding. King & Spalding will rely upon the opinion of Parr Waddoups as to all matters of Utah law.

                                    EXPERTS

     The consolidated financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     As permitted by SEC rules, this prospectus does not contain all of the information that prospective investors can find in the registration statement of which it is a part or the exhibits to the registration statement. The SEC permits us to incorporate by reference, into this prospectus, information filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except as superseded or modified by information contained directly in this prospectus or in a subsequently filed document that also is (or is deemed to be) incorporated herein by reference.

     This prospectus incorporates by reference the documents set forth below that we previously have filed (File No. 0-14719) with the SEC pursuant to the Securities Exchange Act of 1934, as amended. These documents contain important information about us and our financial condition.

     1. Our Quarterly Report on Form 10-Q for the three months ended June 30, 2000.

     2. Our Annual Report on Form 10-K for the fiscal year ended March 31, 2000.


     3. The description of our common stock contained in our Registration Statement on Form 8-A as filed on June 15, 1986 with the SEC under the Exchange Act, including any amendment or report filed for the purpose of updating such description.


     We hereby incorporate by reference all reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site (http://www.sec.gov) that makes available to the public reports, proxy statements, and other information regarding issuers that file electronically with the SEC.

     In addition, we will provide, without charge, to each person to whom this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Please direct written requests for such copies to SkyWest, Inc., 444 South River Road, St. George, Utah 84790, Attention: Bradford R. Rich, Executive Vice President, Chief Financial Officer and Treasurer. Telephone requests may be directed to the office of our Chief Financial Officer at (435) 634-3000.

     Shares of our common stock are quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning us can be inspected and copied at the Public Reference Room of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006.

                               INSIDE BACK COVER



        Photo of United Express and Delta Connection aircraft in flight.



                            [SkyWest Airlines Logo]

             ------------------------------------------------------
             ------------------------------------------------------


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.


                            ------------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................    1
Risk Factors...........................    5
Use of Proceeds........................   13
Price Range of Common Stock and
  Dividends............................   13
Capitalization.........................   14
Selected Consolidated Financial and
  Operating Data.......................   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   17
Business...............................   24
Management.............................   35
Principal and Selling Stockholders.....   38
Description of Capital Stock...........   39
Underwriting...........................   41
Legal Matters..........................   42
Experts................................   42
Incorporation of Certain Information by
  Reference............................   42
Where You Can Find More Information....   43


             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                2,636,100 SHARES



                                 [SKYWEST LOGO]

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                                RAYMOND JAMES &
                                ASSOCIATES, INC.
                                           , 2000
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following table sets forth the costs and expenses in connection with the issuance and distribution of the common stock being registered, other than underwriting discounts and commissions payable by us. We will bear all of the expenses listed below. All of the amounts shown are estimates, except the registration fee and the NASD filing and listing fees.



                                                               AMOUNT
                                                              --------
SEC registration fee........................................  $ 39,371
NASD filing fee.............................................    16,000
NASD listing fee............................................    17,500
Accounting fees and expenses................................    90,000
Legal fees and expenses.....................................    75,000
Printing expenses...........................................   100,000
Blue sky fees and expenses..................................    10,000
Transfer agent fees and expenses............................     1,000
Miscellaneous expenses......................................    32,129
                                                              --------
  Total.....................................................  $375,000
                                                              ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     We are a Utah corporation. Section 16-10a-902 of the Utah Revised Business Corporation Act (the "Revised Act") provides that a corporation may indemnify any individual who was, is, or is threatened to be made a named defendant or respondent (a "Party") in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (a "Proceeding"), because he or she is or was a director of the corporation or, while a director of the corporation, is or was serving at its request as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation or other person or of an employee benefit plan (an "Indemnifiable Director"), against any obligation incurred with respect to a Proceeding, including any judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees), incurred in the Proceeding if his or her conduct was in good faith, he or she reasonably believed that his or her conduct was in, or not opposed to, the best interests of the corporation, and, in the case of any criminal Proceeding, had no reasonable cause to believe such conduct was unlawful; provided, however, that pursuant to Subsection 902(4): (i) indemnification under Section 902 in connection with a Proceeding by or in the right of the corporation is limited to payment of reasonable expenses (including attorneys' fees) incurred in connection with the Proceeding and (ii) the corporation may not indemnify an Indemnifiable Director in connection with a Proceeding by or in the right of the corporation in which the Indemnifiable Director was adjudged liable to the corporation, or in connection with any other Proceeding charging that the Indemnifiable Director derived an improper personal benefit, whether or not involving action in his or her official capacity, in which Proceeding he or she was adjudged liable on the basis that he or she derived an improper personal benefit.

     Section 16-10a-903 of the Revised Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify an Indemnifiable Director who was successful, on the merits or otherwise, in the defense of any Proceeding, or in the defense of any claim, issue or matter in the Proceeding, to which he or she was a Party because he or she is or was an Indemnifiable Director of the corporation, against reasonable expenses (including attorneys' fees) incurred in connection with the Proceeding or claim with respect to which he or she has been successful.

     In addition to the indemnification provided by Sections 902 and 903,
Section 16-10a-905 of the Revised Act provides that, unless otherwise limited by a corporation's articles of incorporation, an

Indemnifiable Director may apply for indemnification to the court conducting the Proceeding or to another court of competent jurisdiction.

     Section 16-10a-904 of the Revised Act provides that a corporation may pay for or reimburse the reasonable expenses (including attorneys' fees) incurred by an Indemnifiable Director who is a Party to a Proceeding in advance of the final disposition of the Proceeding upon the satisfaction of certain conditions.

     Section 16-10a-907 of the Revised Act provides that, unless a corporation's articles of incorporation provide otherwise, (i) an officer of the corporation is entitled to mandatory indemnification under Section 903 and is entitled to apply for court-ordered indemnification under Section 905, in each case to the same extent as an Indemnifiable Director, (ii) the corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as an Indemnifiable Director, and (iii) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent who is not an Indemnifiable Director to a greater extent than the right of indemnification granted to an Indemnifiable Director, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.


     Our Amended and Restated Bylaws (the "Bylaws") provide that, subject to the limitations described below, we shall, to the maximum extent and in the manner permitted by the Revised Act, indemnify any individual made party to a proceeding because he or she is or was one of our directors or officers against liability incurred in the proceeding if his or her conduct was in good faith, he or she reasonably believed that his or her conduct was in, or not opposed to, our best interests and, in the case of any criminal proceeding, he or she had no reasonable cause to believe such conduct was unlawful. We may not, however, extend such indemnification to an officer or director in connection with a proceeding by us or in our right in which such officer or director was adjudged liable to us, or in connection with any other proceeding charging that such person derived an improper personal benefit, whether or not involving action in his or her official capacity, in which proceeding he or she was adjudged liable on the basis that he or she derived an improper personal benefit, unless ordered by a court of competent jurisdiction. Notwithstanding the foregoing, the Bylaws obligate us to indemnify an officer or director who was successful on the merits or otherwise, in the defense of any proceeding or the defense of any claim, issue or matter in the proceeding to which the officer or director was a party because he or she is or was one of our directors or officers against reasonable expenses that he or she incurred in connection with the proceeding or claim with respect to which he or she was successful. The Bylaws also permit us to pay for or reimburse the reasonable expenses incurred by an officer or director who is party to a proceeding in advance of final disposition of the proceeding if (i) the officer or director furnishes to us a written affirmation of a good faith belief that he or she has met the applicable standard of conduct necessary for indemnification, (ii) the officer or director furnishes to us a written undertaking to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct, and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification pursuant to the Bylaws. The Bylaws also provide that any indemnification or advancement of expenses provided thereby shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any articles of incorporation, bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.


     Utah law permits director liability to be eliminated in accordance with
Section 16-10a-841 of the Revised Act, which provides that the liability of a director to the corporation or its stockholders for monetary damages for any action taken or any failure to take any action, as a director, may be limited or eliminated by the corporation except for liability for (i) the amount of financial benefit received by a director to which he is not entitled; (ii) an intentional infliction of harm on the corporation or its stockholders; (iii) a violation of Section 16-10a-842 of the Revised Act, which prohibits unlawful distributions by a corporation to its stockholders; or (iv) an intentional violation of criminal law. Such a provision may appear either in a corporation's articles of incorporation or bylaws; however, to be effective, such a provision must be approved by the corporation's stockholders.

     Our Restated Articles of Incorporation, as amended (the "Restated Articles"), provide that the personal liability of any director to SkyWest, Inc. or its stockholders for monetary damages for any action taken or the failure to take any action, as a director, is eliminated to the fullest extent permitted by Utah law.

     The Bylaws provide that we may purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees, fiduciaries or agents, or is or was serving at our request as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her or incurred by him or her in such capacity or arising out of his or her status in such capacity, whether or not we would have the power to indemnify him or her against such liability under the indemnification provisions of the Bylaws or the laws of the State of Utah, as the same are amended or modified. We maintain insurance from commercial carriers against certain liabilities that may be incurred by our directors and officers.

     Indemnification may be granted pursuant to any other agreement, bylaw or vote of stockholders or directors. Reference is also made to the Underwriting Agreement filed herewith pursuant to which the underwriters have agreed to indemnify us and our officers and directors against certain liabilities, including liabilities under the Securities Act. The foregoing description is necessarily general and does not describe all details regarding the indemnification of our officers, directors or controlling persons.

ITEM 16. EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   1.1*   Form of Underwriting Agreement.
   4.1+   Specimen Form of Common Stock Certificate.
   4.2    Restated Articles of Incorporation, as amended.(1)
   4.3    Articles of Amendment to Restated Articles of Incorporation.
   4.4    Amended and Restated Bylaws.(2)
   4.5    Stock Option Agreement, dated January 28, 1987, between
          Delta Air Lines, Inc. and SkyWest, Inc.(3)
   5.1    Opinion of Parr Waddoups Brown Gee & Loveless as to the
          legality of the securities being registered.
  23.1    Consent of Arthur Andersen LLP.
  23.2    Consent of Parr Waddoups Brown Gee & Loveless (included in
          Item 5.1 above).
  24.1+   Power of Attorney.


---------------


 +  Previously filed.



 *  To be filed by amendment.


(1) Incorporated by reference to the Exhibits to a Registration Statement filed as of June 12, 1995, on Form S-8, File No. 33-60173.

(2) Incorporated by reference to the Exhibits to a Registration Statement filed on January 20, 1994, on Form S-3, File No. 33-74290.

(3) Incorporated by reference to the Exhibits to a Registration Statement filed on January 21, 1998, on Form S-3, as amended, File No. 333-44619.

ITEM 17. UNDERTAKINGS


     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of registrant pursuant to the foregoing provisions, or otherwise, registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.


     The undersigned registrant hereby undertakes that:


          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.



          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. George, State of Utah, on August 9, 2000.


                                          SKYWEST, INC.


                                          By: /s/ JERRY C. ATKIN

                                            ------------------------------------
                                                       Jerry C. Atkin
                                              Chairman of the Board, President
                                                and Chief Executive Officer


                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
                 /s/ JERRY C. ATKIN                        Chairman of the Board,       August 9, 2000
-----------------------------------------------------          President and
                   Jerry C. Atkin                         Chief Executive Officer
                                                        (principal executive officer)

                /s/ SIDNEY J. ATKIN*                     Vice Chairman of the Board     August 9, 2000
-----------------------------------------------------
                   Sidney J. Atkin

                /s/ BRADFORD R. RICH*                  Executive Vice President, Chief  August 9, 2000
-----------------------------------------------------  Financial Officer and Treasurer
                  Bradford R. Rich                        (principal financial and
                                                             accounting officer)

                                                                  Director
-----------------------------------------------------
                   J. Ralph Atkin

                 /s/ MERVYN K. COX*                               Director              August 9, 2000
-----------------------------------------------------
                    Mervyn K. Cox

                 /s/ IAN M. CUMMING*                              Director              August 9, 2000
-----------------------------------------------------
                   Ian M. Cumming

                /s/ HENRY J. EYRING*                              Director              August 9, 2000
-----------------------------------------------------
                   Henry J. Eyring

                /s/ ROBERT G. SARVER*                             Director              August 9, 2000
-----------------------------------------------------
                  Robert G. Sarver

                 /s/ HYRUM W. SMITH*                              Director              August 9, 2000
-----------------------------------------------------
                   Hyrum W. Smith
                                                                  Director
-----------------------------------------------------
                Steven F. Udvar-Hazy

               *By: /s/ JERRY C. ATKIN
  ------------------------------------------------
                   Jerry C. Atkin
                  Attorney-in-fact

                                 EXHIBIT INDEX



EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   1.1*   Form of Underwriting Agreement.
   4.1+   Specimen Form of Common Stock Certificate.
   4.2    Restated Articles of Incorporation, as amended.(1)
   4.3    Article of Amendment to Restated Articles of Incorporation.
   4.4    Amended and Restated Bylaws.(2)
   4.5    Stock Option Agreement, dated January 28, 1987, between
          Delta Air Lines, Inc. and SkyWest, Inc.(3)
   5.1    Opinion of Parr Waddoups Brown Gee & Loveless as to the
          legality of the securities being registered.
  23.1    Consent of Arthur Andersen LLP.
  23.2    Consent of Parr Waddoups Brown Gee & Loveless (included in
          Item 5.1 above).
  24.1+   Power of Attorney.


---------------


 +  Previously filed.



 *  To be filed by amendment.



(1) Incorporated by reference to the Exhibits to a Registration Statement filed as of June 12, 1995, on Form S-8, File No. 33-60173.



(2) Incorporated by reference to the Exhibits to a Registration Statement filed on January 20, 1994, on Form S-3, File No. 33-74290.



(3) Incorporated by reference to the Exhibits to a Registration Statement filed on January 21, 1998, on Form S-3, as amended, File No. 333-44619.